SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 12, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A translation of the original version in Portuguese, as published in Brazil, containing interim financial information prepared in accordance with accounting practices derived from the
Brazilian Corporation Law and the regulations issued by the
Brazilian Securities and Exchange Commission (CVM))

TAM S.A.
Quarterly Information (ITR) at
March 31, 2008
and Report of Independent Auditors
on Limited Reviews
(unaudited)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01639-0	2 - COMPANY NAME TAM S.A.	3 - Federal Corporate Taxpayers' Registration Number (CNPJ) 01.832.635/0001-18
4 - State Registration Number – NIRE 35.300.150.007

01.02 - HEAD OFFICE

1 - ADDRESS Avenida Jurandir, 856 – Lote 4			2 - SUBURB OR DISTRICT Jardim Ceci
3 - POSTAL CODE 04072-000	4 – MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 0011	7 - TELEPHONE 5582-8817	8 – TELEPHONE 5582-8365	9 - TELEPHONE 5582-9463	10 - TELEX
11 - AREA CODE 0011	12 - FAX 5582-8149	13 – FAX 5071-8804	14 – FAX 5581-8825
15 - E-MAIL invest@tam.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Líbano Miranda Barroso
2 - ADDRESS Avenida Jurandir, 856 - Lote 4			3 - SUBURB OR DISTRICT Jardim Ceci
4 - POSTAL CODE 04072-000	5 – MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 0011	8 - TELEPHONE 5582-8817	9 – TELEPHONE 5582-8365	10 - TELEPHONE 5582-9463	11 - TELEX
12 - AREA CODE 0011	13 - FAX 5582-8149	14 – FAX 5071-8804	15 - FAX 5581-8825
16 - E-MAIL libano.barroso@tam.com.br

01.04 -GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING 01/01/2008	2-END 12/31/2008	3-QUARTER 1	4-BEGINNING 01/01/2008	5-END 03/31/2008	6-QUARTER 4	7-BEGINNING 10/01/2007	8-END 12/31/2007
9 - INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes					10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE Carlos Alberto de Sousa					12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 724.687.697-91

01.05 - CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 03/31/2008	Prior quarter 12/31/2007	Same quarter in prior year 03/31/2007
Seção 1.01 Paid-up capital
1 - Common	59,792	59,792	59,792
2 - Preferred	90,793	90,793	90,771
3 - Total	150,585	150,585	150,563
Seção 1.02 Treasury stock
4 - Common	0	0	0
5 - Preferred	153	0	0
6 - Total	153	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 - NATURE OF OWNERSHIP National private
4 -ACTIVITY CODE 1140- Transport and logistics services
5 - MAIN ACTIVITY Transportation of passengers and cargo
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exception

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL INFORMATION

1 - ITEM	2 - CNPJ	3 – NAME

01.08 - DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 03/31/08	4 – 12/31/07
1	Total assets	2,076,169	2,093,134
1.01	Current assets	568,586	589,776
1.01.01	Cash and banks	488,743	511,765
1.01.01.01	Cash and banks	783	1,051
1.01.01.02	Financial investments	487,960	510,714
1.01.04	Other	79,843	78,011
1.01.04.01	Tax Credits	16,376	16,150
1.01.04.02	Dividends Receivable	55,361	55,361
1.01.04.03	Deferred Income Taxes and Social Contribution	7,710	6,064
1.01.04.04	Prepaid expenses	396	436
1.02	Long-term receivables	1,507,583	1,503,358
1.02.01	Long term assets	1,099	1,178
1.02.01.01	Others	14	14
1.02.01.01.01	Judicial Deposits	14	14
1.02.01.03	Others	1,085	1,164
1.02.01.03.01	Customer accounts receivable	1,085	1,164
1.02.02	Permanent assets	1,506,484	1,502,180
1.02.02.01	Investiments	1,506,484	1,502,180
1.02.02.01.03	Subsidiaries	1,506,484	1,502,180

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 03/31/08	4 – 12/31/07
2	Total liabilities and stockholders' equity	2,076,169	2,093,134
2.01	Current liabilities	81,079	95,819
2.01.02	Debentures	8,350	23,147
2.01.04	Taxes, charges and contributions	110	54
2.01.04.01	Salaries and payroll charges	71	43
2.01.04.02	Taxes and tariffs	39	11
2.01.05	Dividends payable	72,616	72,616
2.01.06	Provisions	0	0
2.01.06.01	Deferred Income Taxes and Social Contribution	0	0
2.01.08	Other	3	2
2.01.08.01	Other accounts payable	3	2
2.02	Long-term liabilities	505,658	505,658
2.02.01	Loans and financing	505,658	505,658
2.02.01.02	Debentures	500,000	500,000
2.02.01.04	Payables to related parties	536	536
2.02.01.06	Other	5,122	5,122
2.02.01.06.01	Other accounts payable	5,122	5,122
2.04	Stockholders’ equity	1,489,432	1,491,657
2.04.01	Capital	675,497	675,497
2.04.02	Capital reserves	102,855	102,855
2.04.03	Revaluation reserves	134,447	135,134
2.04.03.02	Subsidiary/associated companies	134,447	135,134
2.04.04	Revenue reserves	573,395	578,171
2.04.04.01	Legal	40,231	40,231
2.04.04.05	Retention of profits	537,940	537,940
2.04.04.07	Other	(4,776)	0
2.04.04.07.01	Treasury stocks	(4,776)	0
2.04.05	Retaind Earnings	3,238	0

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 - 01/01/08 to 03/31/08	4 -01/01/08 to 03/31/08	5 - 01/01/07 to 03/31/07	6 - 01/01/07 to 03/31/07
3.01	Gross sales and/or services revenue	0	0	0	0
3.01.01	Other operating income	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	905	905	59,292	59,292
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(704)	(704)	(711)	(711)
3.06.02.01	Director´s Fees	(306)	(306)	(323)	(323)
3.06.02.02	Other expenses general and administrative	(398)	(398)	(388)	(388)
3.06.03	Financial	(2,695)	(2,695)	2,548	2,548
3.06.03.01	Financial income	11,415	11,415	19,770	19,770
3.06.03.02	Financial expenses	(14,110)	(14,110)	(17,222)	(17,222)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	(179)	(179)
3.06.06	Equity in the earnings of subsidiaries	4,304	4,304	57,634	57,634
3.07	Operating income	905	905	59,292	59,292
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	905	905	59,292	59,292
3.10	Provision for income tax and social contribution	436	436	(112)	(112)
3.11	Deferred income tax	1,210	1,210	0	0

1 – Code	2 – Description	3 - 01/01/08 to 03/31/08	4 -01/01/08 to 03/31/08	5 - 01/01/07 to 03/31/07	6 - 01/01/07 to 03/31/07
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income/loss for the period	2,551	2,551	59,180	59,180
	Number of shares (thousand), excluding treasury stock	150,432	150,432	150,563	150,563
	Net income per share	0,01696	0,01696	0,39306	0,39306

04.01 – Explanatory notes

1 Operations

TAM S.A. ("TAM'' or "Company'') is a joint stock company incorporated on May 12, 1997, whose main corporate purpose is holding direct ownership interest in the capital of companies that carry out air transportation activities. The Company holds ownership interest in TAM Linhas Aéreas S.A. ("TLA''), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and in Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial 1”), and in October, 2007 TAM Financial Services 2 Limited (“TAM Financial 2”) was constituted, both headquartered in the Cayman Islands, whose activities are related to the purchase and financing of aircraft. Debt issued these wholly-owned companies is wholly and unconditionally guarantee by TAM.

The Company also controls TP Participações Ltda. (“TP Participações”), whose corporate purpose is holding ownership interest in other companies. This invested no registered operations during the quarter.

TLA consolidated financial statements Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose corporate purpose is the exclusive development of the activities of a travel and tourism agency, under the name TAM Viagens.

2 Presentation of the interim financial information

The individual and consolidated present interin financial information were prepared in accordance to the accounting policies adopted in Brazil, pursuant to the Corporate Law and to the rules set forth by the Brazilian Securities Commission (“CVM”).

In the preparation of the present interin financial information, it is necessary to make estimates to account for certain assets, liabilities and other transactions. The Company's present interin financial information include,therefore, estimates related to the selection of the useful lives of property, plant and equipment, necessary allowances for contingent liabilities, establishment of allowances for income tax and other similar ones. The actual results may differ from these estimates. The Company and its subsidiaries review the estimates and premises at least once a year.

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'') (formerly the Civil Aviation Department – DAC).

The quarterly information was prepared in compliance with CVM Resolution 488/05 and the pronouncement of the Brazilian Institute of Independent Auditors (“IBRACON”) NPC 27 – Financial Statements – Presentation and Disclosure, which has been approved by CVM.

The manly accounting practice adopted in the preparation of the individual and consolidated interim financial information are as follow:

(a) Determination of results of operation

Results of operations are determined on the accrual basis of accounting. Revenue is recognized as follows:

i. air transportation revenues (passengers and cargo) is recognized when transportation services are rendered;

04.01 – Explanatory notes

ii. tickets sold but not yet used related to advance ticket sales are recorded as current liabilities;

iii. revenue for unused tickets is recognized on the ticket expiration date,

iv. other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

Present interin financial information is recognized on a pro rata basis, taking into account the principal outstanding and rates in effect up to maturity or closing of financial statements.

(b) Foreign currency

Foreign currency items included in the present interin financial information (parent company and consolidated) are basically measured by using the current that best reflectgs the relevance and business substance of the underlying events and circumstances (“measurement currency”). In the Company present interin financial information, foreign currency items are stated in (R$), which is the Company measurement currency.

Foreign currency transactions are translated from measurement currencies at the exchange rates ruling on the transaction dates. Assets and liabilities balances are translated at the exchange rate on the balance sheet dates. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities denominated in foreign currencies are taken to income.

(c) Current and long-term assets

Cash and banks are stated at cost. Financial investments comprise short-term, highly liquid investments, stated at cost plus accrued earnings up to the balance sheet date.

Trade accounts receivable are shown at the original sale amount, less provision for doubtful accounts. Management records such provisions at amounts considered sufficient to face any losses on the realization of credits.

Inventories, consisting mainly of parts and materials to be used in maintenance and repair services, are stated at the average acquisition cost, which is lower than the replacement cost and net of provisions for the depreciation of obsolete items.

Other current and non-current assets are presented at their net realizable values.

04.01 – Explanatory notes

d) Permanent assets

• Investments

Investments in subsidiaries are stated using the equity accounting method, plus positive goodwill or less negative goodwill, when applicable.

Negative goodwill resulting from the acquisition of Mercosur is attributed to several economic reasons (art. 21, line of the CVM Instruction 1/78) and will therefore be amortized upon the eventual divestiture or extinction of the investments, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. Also as required by this Instruction, in the consolidated financial information, this amount is classified as “deferred income”.

• Property, plant and equipment

Property, plant and equipment is stated at acquisition, formation or construction cost, plus revaluation carried out by subsidiaries for certain account groups, based on independent appraisers’ reports.

Increases in book value arising from the revaluation of subsidiaries assets are credited to the revaluation reserve, in stockholders’ equity. Every year, the amount of depreciation based on the asset revalued book value (depreciation is taken to income) in excess of depreciation based on the asset original cost is transferred from the revaluation reserve to retained earnings.

Depreciation is calculated on the straight-line basis to bring down the cost of revalued value of individual assets to their net values, at the rates mentioned in Note 11. Land is not depreciated.

When the book value of an asset is higher than is estimated recoverable value, it is promptly decreased to recoverable value.

Gains and losses on disposals are determined by comparing the sale amounts and the book values and are recorded in non-operating results. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

Engine maintenance expenses are included in their cost and depreciated until the next scheduled maintenance date.

• Intangible

Expenses related to development or maintenance of software are recognized as expenses as they are incurred. Expenses directly related to identifiable and unique software, controlled by the Company and which will probably generate economic benefits greater than their costs for over one year, are recognized as intangible assets. Direct expenses refer to costs with software development companies, and the adequate portion of the correlated general expenses.

Expenses with improvement or expansion of software performance beyond original specifications are added to the software original cost. Expenses with development of software recognized as assets are amortized using the straight-line method throughout their useful lives, in terms no longer than 3 years.

04.01 – Explanatory notes

• Impairment of permanent assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed for impairment wheneter events or changing circumstances suggest that their book value may not be recoverable. Impairment losses are recognized as the excess of the asset book value over its recoverable value, which is the higher of het selling price and value in use. For impairment determination purposes, assets are grouped at the lowest level for which cash flows can be separately identified.

(e) Provisions

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(f) Advances from ticket sales

Advances from ticket sales represent the liabilities connected with tickets sold and not yet used. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

(g) Benefits to employees

TLA sponsored three private pension plans, offering defined benefits and defined contributions. On November 21, 2006, the Supplementary Pension Secretary (“SPC”) approved the migration of these plans participants to a new plan of the free benefits type (“PGBL”). The Company makes contributions to this plan on a contractual or voluntary basis and is not required to make additional payments. The actuarial assets relating to employees who remained in the defined benefit plan were transferred to a third party financial institution, as described in Note 25 (a).

A liability is recognized as employees’ profit sharing whenever certain performance targets are accomplished (Note 25 (b)).

(h) Income tax and social contribution

Income tax and social contribution, for the current period and deferred, are calculated based on 15% rates, plus an additional 10% on taxable income exceeding R$240 for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax losses and social contribution negative basis, limited to 30% of actual income.

Deferred outstanding taxes resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Rule no. 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation grounded in a technical feasibility study.

(i) Leases agreements

i. Financial leases: when a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as “Property, plant & equipment” in consideration of “Leases payable”, recorded in current and long-term liabilities.

04.01 – Explanatory notes

ii. Simple operating leases: refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of this type of lease are recorded when incurred, as “Cost of services rendered”.

(j) Loans

Loans obtained are first recorded upon receipt of funds, net of transaction costs. Subsequently, they are stated at amortized cost, that is, including charges and interest on a pro rata basis, net of repayment made.

Non-convertible debentures and senior bonus are recorded similarly to loans.

(k) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying TAM or partner airline companies, or when making purchases using the TAM Loyalty Program credit card, or using the services and products of commercial partners.

Revenues resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, rental car and others are recorded when the points are issued to participants. The other revenues from the Loyalty Program resulting from partnerships are recorded when they are received.

(l) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued indexation charges and exchange rate variations.

(m) Financial instruments

TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems.

The Company pursing on-going improvements in best corporate governance practices and financial controls, changed its accounting method and started recognizing these operations at their fair market value.

(n) Capital

Common and non-redeemable preferred shares are classified in stockholders’ equity.

(o) Capital and earnings reserves

Capital reserves include donations of assets and monies, including premium on the issuance of shares.

The legal reserve corresponds to 5% of net income for the year, up to the limit of 20% of capital stock, as established by Law 6404/76.

The balance of revenue reserve refers to the retention of the remaining balance of retained earnings to meet the requirements of business growth set out in the investment plan, in accordance with the budget capital proposed by the Company management, subject to the approval of a Stockholders’ Meeting, pursuant to article 196 of the Brazilian Corporate Law.

04.01 – Explanatory notes

(p) Consolidated interin financial information

The consolidated financial statements include the financial information of TAM S.A.and its direct and indirect subsidiaries, as listed below:

		Economic ownership (%)

	Date of consolidated financial information

		2008	2007

TLA	March 31, 2008	100.00	100.00
Fidelidade (*)	March 31, 2008	99.99	99.99
TAM Capital (*)	March 31, 2008	100.00	100.00
TAM Financial 1 (*)	March 31, 2008	100.00	100.00
TAM Financial 2 (*)	March 31, 2008	100.00	100.00
MERCOSUR	February 29, 2008	94.98	94.98
TP Participações	March 31, 2008	99.99	99.99

The same accounting practices were applied for all consolidated companies, consistently with those applied in the preceeding year.

(*) The financial statements of the TLA, which were taken as a basis for consolidatien, consider the sales of its consolidated subsidiaries Fidelidade, TAM Capital, TAM Financial 1 and TAM Financial 2.

Among the main consolidation procedures it is important to mention that:

i. The company consolidated its exclusive investment funds in its financial statements, as required by CVM instruction 408/2004 and the income from these funds was recognized in the “Financial income” item as set out in Note 3; and

ii. The stockholders’ equity of the companies headquartered abroad (Mercosur, TAM Capital, TAM Financial 1 and TAM Financial 2) ware translated into reais at the exchange rate in effect on the Financial Statements’ date, pursuant to Pronouncement XXV of Ibracon, as approved by the CVM Deliberation 28/86. The calculation of the equity in earnings of subsidiaries comprises, in addition to the share of net income, the effects of the exchange rate variation on the subsidiaries’ stockholders’ equity.

(q) Changes in the Brazilian corporation law

Law 11.638, enacted on December 28, 2007, alters and revokes certain provisions of Law 6404/76 (the Brazilian Corporation Law) and introduces new ones. The Law is mainly intended to harmonize accounting practices adopted in Brazil with the international accounting standards issued by the International Accounting Standard Board (“IASB”).

The changes are effective December 31, 2008 and, for certain practices, as from the first quarter ended March 31, 2008, as established by the Brazilian Securities Commission (CVM).

04.01 – Explanatory notes

On May 2, 2008, CVM issued Instruction 469/08 and, on May 7, 2008, the Explanatory Note associated with this instruction, setting forth guidelines for the treatment of certain aspects of accounting information which were amended by Law 11.638. The instruction and related explanatory note address the following aspects:

The application of certain accounting practices set out in Law 11.638/07 is optional for Quarterly Information (ITR), but mandatory for Financial Statements for years ending December 31, 2008. However, publicly-held corporations that do not the full apply of Law 11.638 are required to disclose a note to the ITRs at March 31, 2008 with a description of changes which may impact the year-end financial statements. Anyway, all companies are required to apply the determinations of CVM Instruction 498/08, whether the effects of Law 11.638/07 are presented as from the first 2008 ITR or at the end of the period.

Based on management’s best understanding and on accounting pronouncements published so far, the changes introduced by Law 11.638/07, CVM Instruction 469 and related explanatory note which will have material impacts on the Company quarterly information for the period ended March 31, 2008 and financial statements for the year ending December 31, 2008 are:

• With respect to Cash Flow and Added Value statements: the Company already discloses both statements on a quarterly and annual basis. (Notes 29 and 30).

• Requirement of recording in property, plant and equipment rights to tangible assets intended or used to maintain the corporation or its activities, including those arising from arrangements which transfer the benefits, risks and control over these assets (e.g. financial lease). Management understands that this change will have the most significant impact on TAM S.A.’s financial statements for fiscal year, as all aircrafts used by TLA are leased from third parties and, until December 31, 2007, the accounting treatment used was to record as financial commercial leasing those contracts which transfer to TLA or grant it the option of transferring ownership upon termination of the related contracts. Considering that CVM is yet to issue rules and procedures on this matter, it was not possible to accurately estimate the impacts on the quarterly information at March 31, 2008. However, TAM S.A. already discloses, on a quarterly and annually basis, a summary of the main differences between accounting practices adopted in Brazil and accounting practices generally accepted in the United States (“US GAAP”). If the standards and rules issued by the CVM not result in a different effects of U.S. accounting rules the adjustments made for information regarding the leases on March 31, 2008 and 2007 are as follows

Lines affected:	1 Q 2008	1 Q 2007

Increase in property, plant and equipment	3,836,335	2,898,151
Increase in current liabilities (financial leasing)	338,608	353,211
Increase in long-term liabilities (financial leasing)	2,461,086	1,971,461
Increases in stockholders’ equity	1,036,641	573,479
Net effect on the quarter results	56,625	119,251

The lines prepayment of aircraft, prepayment of maintenance and deposits in guarantee are linked to investments in acquisition and commercial leasing of aircraft and parts, and as such will be likewise reviewed during the year, considering the standards to be issued by CVM and the specific contractual terms.

04.01 – Explanatory notes

• Introduction of the concept of adjustment to present value of long-term, and material short-term, assets and liabilities transactions. It should be pointed out that CVM, in a note disclosed to the market, understands that the application of this concept by publicly-held companies regulated by it depends on the issue of a specific standard or explicit reference in some other standard, to outline its scope and set out the assumptions required for its use, which should follow international standards. Based on market information available at this time, for the purposes of ITRs at March 31, 2008 and 2007, the Company calculated the adjustment to present value of long-term, as well as material short-term assets and liabilities transactions. The adjustment doesn´t result in significant effect , so the Company decided not account for them.

• Regarding the maintenance of existing balances in revaluation reserves until its effective realization or reversal up to the end of the current fiscal year, the Company will state its option in the ITR for the quarter ending June 30, 2008.

• With respect to share-based compensation, the Company has for some time now presented a note on this matter in its quarterly information and financial statements. (Note 21 (g)).

It is management’s understanding that other matters addressed in CVM Instruction 469 and related explanatory note had no significant impacts on the financial statements of TAM.

The law 11.638 also introduced other changes, in addition to other CVM instruction 469 , as bellow:

• Possibility of maintaining separate bookkeeping of transactions to comply with the tax law, and subsequently make the required adjustments for conformity with the accounting practices.

• Creation of a new account – intangible assets, including goodwill, for balance sheet presentation purposes. This account will record rights to intangible assets intended or used to maintain the Company activities, including acquired goodwill.

• Different concept used to record deferred charges. Deferred charges comprise pre-operating expenses and restructuring expenditures which will effective contribute to increasing the profitability of the corporation in more than one fiscal year and which are not merely reductions in costs or increases in operating efficiency.

• The Company is required to periodically analyze the recoverability of property, plant and equipment, intangible assets and deferred charges to ensure that: (i) the estimated impairment loss should be recorded as a result of a decision to discontinue activities relating to those assets, or if it is proven that operations will not generate sufficient results to recover the carrying value of the assets; and (ii) the criteria used to determine the estimated economic useful lives and to calculate depreciation, depletion and amortization should be reviewed and adjusted, if necessary. This matter is ruled by CVM Resolution 527, of January 1, 2007.

• Creation of a new accounts market value adjustments account in net equity, to enable (i) record of certain valuations of assets at market values, in particular financial instruments; (ii) record directly in net equity, whenever required by an accounting pronouncement; and (iii) adjustments to market value of assets and liabilities, as a result of a merger or amalgamation transaction between unrelated parties and involving the effective transfer of control.

• Requirement that assets and liabilities of a company to be absorbed, arising from a merger, amalgamation or split-off transactions between unrelated parties and involving the effective transfer of control, be recorded at their market value.

04.01 – Explanatory notes

As regards the remuneration based on shares, the Company has been presenting note.

As these changes were recently enacted and the application of some of them still depends on regulations to be issued by the competent bodies, management is currently reviewing all the effects that these amendments could bring about in its financial statements and deferred income.

(r) CVM Resolution 534 of January 29, 2008

On January 29, 2008, CVM issued Resolution 534, approving CPC-02, which applies to fiscal years ending as from December 2008.

The Company shares are traded on the New York Stock Exchange and is registered with the U.S. Securities and Exchange Commission (SEC). As such, it is required to prepare financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). For U.S. GAAP purposes, the parent company has determined that the real is its functional currency and, accordingly the real will be its functional currency upon adoption of CPC-02.

With respect to investments in subsidiaries abroad, we understand that Mercosur is an independent entity, however the other ones cannot be considered as such, as they are extensions of the activities of the parent company in Brazil. Management is carefully analyzing the standard believes that, in principle, it will have no significant impacts on the financial statements.

04.01 – Explanatory notes

3 Financial investments

(a) Breakdown of balances

		Parent company		Consolidated

	Interest Income
	average weighted	03.31.2008	12.31.2007	03.31.2008	12.31.2007

In local currency
Exclusive investment funds		407,875	431,632
Investment funds				25,915	18,369
Bank deposit certificates – CDB	103.0% of CDI			117,725	90,308
Fixed income bonds
Pre fixed	13.0% p.a.			663,185	865,435
Post fixed	77.2% of CDI	80,085	79,082	80,085	86,130
	100% of Selic			228,770	236,998
	IPCA + 8.2% p.a.			111,558	126,375
	IGPM + 2.8% p.a.			26,563	25,705
Overnight				110,379	194,348
Debentures	103.9% of CDI			74,066	84,923
Variable income bonds (shares)				167	5,776
Other				713	502

		487,960	510,714	1,439,126	1,734,869

In foreign currency
Fixed income funds				16,412	13,222
Bank deposit certificates – CDB				653,733	723,913

				670,145	737,135

		487,960	510,714	2,109,271	2,472,004

The Company contracted swap operations with financial institutions, related to tax and/or currency exchange, for part of the financial investments pegged to the Interbank Deposit Certificate ("CDI" - Certificado de Depósito Interfinanceiro) (Note 27).

(b) Exclusive investment funds

The Company and TLA participate jointly in the following exclusive investment funds:

	TAM’s Share		TLA’s Share		Stockholders’ Equity

	03.31.2008	12.31.2007	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Spitfire II Fundo de
Investimentro em Cotas
de Fundos de
Investimento
Multimercado	407,875	431,632	927,827	1,230,790	1,335,702	1,662,422
Aviation Multimercado
Fundo de Investimento
em Cotas ou Fundos de
Investimentos			10,036		10,036

Total	407,875	431,632	937,863	1,230,790	1,345,738	1,662,422

04.01 – Explanatory notes

Through this investment fund Spitfire II Fundo de Investimentro em Cotas de Fundos de Investimento Multimercado, the Company participates indirectly in following funds:

• Constellation Fundo de Investimento Fundo de Renda Fixa;
• 14 BIS Fundo de Investimento Multimercado;
• Fundo de Investimento Multimercado First Class;
• Stearman Fundo de Investimento Multimercado;
• Cruiser Fundo de Investimento Multimercado; and
• Tucano Fundo de Investimento Fundo de Renda Fixa.

The purpose of Spitfire II is to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Interbank Deposit interest rate – also known as CDI.

The financial investments in investment funds can be redeemed at any time without losses to the recognized revenue.

4 Accounts receivable – Consolidated

(a) Breakdown of balances

	03.31.2008			12.31.2007

	Domestic	International	Total	Total

Credit cards	604,974	29,526	634,500	575,039
Travel agencies	233,413	47,105	280,518	239,747
Account holders	30,643	2,180	32,823	36,561
Other airlines	2,172		2,172	1,864
Cargo agencies	8,000	43,659	51,659	50,946
Prepaid checks	22,341		22,341	14,968
Other	45,689	6,237	51,926	69,043

Total	947,232	128,707	1,075,939	988,168

Allowance for doubtful accounts	(41,899)	(10,344)	(52,243)	(50,240)

Total	905,333	118,363	1,023,696	937,928

“Other” includes, substantially, accounts receivable operations and sales of Loyalty Program points affiliated partners.

04.01 – Explanatory notes

(b) Aging list – Receivables by due date

Breakdown	03.31.2008	12.31.2007

Not yet due	981,899	892,581
Overdue
Up to 60 days	26,696	20,663
From 61 to 90 days	3,118	11,582
From 91 to 180 days	5,512	7,056
From 181 to 360 days	10,109	10,332
Over 360 days	48,605	45,954

	1,075,939	988,168

(c) Changes in the allowance for doubtful accounts

	03.31.2008	12.31.2007

Balance at the beginning of the quarter	50,240	38,387
Additions (recorded as selling expenses)	2,111	12,399
Recoveries	(108)	(546)

Balance at the end of the quarter	52,243	50,240

5 Inventories - Consolidated

(a) Breakdown of balances

	03.31.2008	12.31.2007

Spare parts and material for repairs and maintenance	219,235	210,432
Other inventories	4,863	5,219

Total	224,098	215,651
Provision for losses and depreciation	(51,087)	(53,180)

Total	173,011	162,471

“Other inventories” is mainly composed of uniforms, stationary and catering items.

04.01 – Explanatory notes

(b) Changes in the provision for inventory depreciation

	03.31.2008	12.31.2007

Balance at the beginning of the quarter	53,180	10,954
Additions		42,226
Reversions	(2,093)

Balance at the end of the quarter	51,087	53,180

6 Taxes recoverable

	Parent Company			Consolidated

	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Income tax and social contribution	38	38	7,975	13,295
Contribution to Social Integration Program (“PIS”)
and Contribution to Social Security Financing
(“COFINS”)			15,299	29,282
Tax on Sale of Goods and Services (“ICMS”)			21,988	18,876
Withholding income tax (“IRRF”)	16,338	16,112	21,441	17,131
Other			11,457	13,945

	16,376	16,150	78,160	92,529

Short-term	(16,376)	(16,150)	(70,932)	(87,017)
Long-term			7,228	5,512

“Other” related to prepaid foreign taxes which are recoverable.

7 Advances to aircraft manufacturers and maintenance - Consolidated

At March 31,2008, as part of the Company’s long term fleet plan, advances made to aircraft manufactures in the amount of R$ 1,091,067 (12.31.2007 – R$ 969,555), equivalent to US$ 623,788 thousand (12.31.2007 – US$ 547,369 thousand). Of this total, R$ 923,374 (12.31.2007 – R$ 864,440) relates to aircrafts with delivery scheduled for the next year.

The amounts disbursed are kept as advances, since TLA is guaranteed reimbursement of these amounts at the time of the aircraft delivery.

At March 31,2008, in order to cover for repair to structure, engines or landing gears of the aircraft, contractual pre-payments were made in the amount of R$ 199,868 (12.31.2007 - R$ 119,633), equivalent to US$ 114,269 thousand (12.31.2007 – US$ 67,540 thousand).

The amounts disbursed are kept as advances, since TLA is guaranteed reimbursement based on the compared at the completed maintenance.

04.01 – Explanatory notes

8 Deposits in guarantee - Consolidated

Deposits and collaterals relating to the lease of aircraft and engines are denominated in U.S. dollars, plus interest that may vary up to the London Interbank Offered Rate ("LIBOR''), and a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At March 31, 2008 the balance of deposits was made R$ 120,666 (12.31.2007 – R$ 161,488).

9 Investments

(a) Breakdown of balances

	Parent Company			Consolidated

	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Ownership interest in subsidiaries	1,517,583	1,513,279
Negative goodwill on acquisition of subsidiaries	(11,099)	(11,099)
Other investments			70	70

	1,506,484	1,502,180	70	70

(b) Information on subsidiaries

				03.31.2008	12.31.2007	03.31.2007

	TLA	Mercosur	TP	Total	Total	Total

Number of shares/quotes (quantity)
Total	2,064,602	87,653	30,100
Held	2,064,602	83,253	30,099
Ownership interest percentage	100.00	94.98	99.99

Stockholders’ equity	1,465,852	54,434	30

Book value of investment	1,465,852	51,701	30	1,517,583	1,513,279
Equity in earnings	2,330	1,974		4,304		57,634
Net income for the quarter	2,330	2,078

(c) Changes in investments – Parent Company

	TLA	Mercosur	TP	Total

Balances on December 31, 2007	1,463,522	49,727	30	1,513,279
Equity income	2,330	1,974		4,304

Balances on March 31, 2008	1,465,852	51,701	30	1,517,583

04.01 – Explanatory notes

10 Related party transactions - Consolidated

					03.31.2008	03.31.2007

	TAM	TLA	Mercosur	Fidelidade	Total	Total

TAM
Interest on stockholders’ equity and dividends
receivable		55,361			55,361	16,911
Current payables – intercompany loans		(536)			(536)	(536)

TLA
Accounts receivable			1,242	56,514	57,756	45,637
Accounts payable			(5,351)		(5,351)	(1,008)
Long-term receivables – intercompany loans	536				536	536
Interest on stockholders’ equity and dividends
payable	(55,361)				(55,361)	(16,911)
Other operating income			7,459		7,459	7,374

Mercosur
Cost of services rendered		(7,459)			(7,459)	(7,374)
Accounts receivable		5,351			5,351	1,008
Accounts payable (deposits in guarantee)		(1,242)			(1,242)	(1,571)

Fidelidade
Accounts payable		(56,514)			(56,514)	(44,066)

	(54,825)	(5,039)	3,350	56,514

During the quarter ended March 31, 2008, TLA received from Táxi Aéreo Marília S.A. (“TAM Marília”), as reimbursement for the use of its structure and human resources areas, R$ 61 (03.31.2007 – R$ 304), credited to “Cost of services rendered”. Tam Marília and TAM have common indirect stockholders.

On May 11, 2007, TLA and TAM Marília executed a contract for the utilization of the hangar located by the Congonhas airport, for a period of 10 years. TLA paid TAM Marília R$15,500 and may use the facilities and the infra-structure of the hangar, aiming at exploring the activities of its old cargo terminal. The total amount was established based on valuation reports prepared by independent companies, reflecting the economic premium that such a location will bring to TLA’s cargo activities. The amount written off on March 31, 2008 is R$ 384.

In March, 2005, the Company and its subsidiaries executed a contract with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract establishes a monthly fee, adjusted annually by the Consumer Price Index (IGP-M), which totaled R$ 3,703 during the quarter ended March 31, 2008 (03.31.2007 – R$ 3,557), recorded as “Administrative expenses”.

04.01 – Explanatory notes

11 Property, plant and equipment – consolidated

(a) Breakdown of balances

	Flight equipment	Land and buildings	Computers and Software	Machinery and equipment	Lease-hold improvements	Construction in progress
							Others	Total

Cost	779,966	201,770	131,909	75,753	33,680	59,650	83,144	1,365,872
Accumulated depreciation	(406,015)	(12,995)	(62,803)	(37,466)	(6,693)		(50,015)	(575,987)

Residual value on December 31, 2007	373,951	188,775	69,106	38,287	26,987	59,650	33,129	789,885

Acquisitions	49,964	830	29,421	11,537	2,833	8,594	2,272	105,451
Disposals/Write-off	(3,258)	(68)	(777)	(3,263)	(5)	(196)	(286)	(7,853)
Depreciation	(17,620)	(2,738)	(6,773)	(1,851)	(857)		(1,618)	(31,457)

Balance on March 31, 2008	403,037	186,799	90,977	44,710	28,958	68,048	33,497	856,026

2008
Cost
Accumulated depreciation	826,672	202,532	160,553	84,027	36,508	68,048	85,130	1,463,470
	(423,635)	(15,733)	(69,576)	(39,317)	(7,550)		(51,633)	(607,444)

Residual value
	403,037	186,799	90,977	44,710	28,958	68,048	33,497	856,026

Average annual depreciation rates - %	5.29	2.39	20.00	10.00	10.00		14.86

04.01 – Explanatory notes

“Flight equipment” includes engines and spare parts. “Other” is mainly composed of improvements carried out on the runway at the São Carlos Technology Center.

“Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center, which assembles parts required for aircraft remodeling.

The properties and improvements of the subsidiary TLA (Note 12) have been mortgaged as guarantee to loans and financing in the total amount of R$ 110,499 (31.2007 – R$ 110,499).

(b) Revaluation (Note 21 (e))

TLA recorded a revaluation of aircraft engines and properties, that year resulted in an increase in stockholders’ equity of R$ 9,541 (R$ 7,332 net of the provision for income tax and social contribution, pursuant to the CVM Deliberation 273/98). The revaluation was based on the fair market value of the assets at that time. When applicable, new estimates of useful lives of these items were determined.

On November 30, 2007 Mercosur evaluated its aircraft engines and property, based on evaluation reports prepared by independent experts. This evaluation resulted in a decrease in the Company’s stockholders’ equity of R$ 832, with a R$ 790 net effect at TAM. The evaluation was based on the fair market value of the assets at that time

Pursuant to the CVM Deliberation 183/95, upon realization of the revaluation reserve R$ 687 was appropriated to the “Retained earnings” item in the quarter ended March 31, 2008 (03.31.2007 – R$ 1,406).

04.01 – Explanatory notes

12 Loans and financing – Consolidated

		Interest rates (weighted average)	Payment terms and year of last payment
	Guarantees			03.31.2008	12.31.2007

Local currency

Leasing of IT equipment	Promissory note R$ 14,187	Fixed interests to 7.9% p.a. to 18.4% p.a. (14.6% p.a)	Monthly until 2012	25,904	21,934
Leasing of IT equipment	Promissory note R$ 20,932	CDI + Spread 0.8% p.a. to 4.0% p.a.(3.5% p.a)	Monthly until 2010	12,012	10,556
FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a (4.5% p.a).	Monthly until 2011	54,625	58,040
FINEM – Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a (3.0% p.a).	Monthly until 2012	7,344	8,149
Compror	No guarantee	100.0% p.a. to 101.5% p.a. of the CDI (101.1% p.a of CDI)	Quarterly until 2008	892	223,573
Other				8,222	7,561

				108,999	329,813

Foreign currency
FINIMP	Promissory note US$ 23,593 thousand	LIBOR +Exchange Variation + 5.3% p.a. to 6.7% p.a.(6.5% p.a)	Annual until 2010	113,810	84,883
International Finance Corporation (“IFC”)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 2.2% p.a	Half-yearly until 2012	65,790	51,414
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	10,883	11,137
Financing – Pré-delivery payment	Unconditional guarantee	1 month LIBOR + 0.6% p.a.	Monthly until 2011	705,981	621,734
Other				1,310	1,356

				897,774	770,524

				1,006,773	1,100,337

Current				(748,351)	(881,148)

Non-current				258,422	219,189

FINIMP – Import Financing, FINAME – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate

04.01 – Explanatory notes

Non-current maturities are as follows :

Year	03.31.2008	12.31.2007

2009	99,134	126,990
2010	58,788	60,097
2011	65,499	23,015
2012	26,958	2,487
After 2012	8,043	6,600

	258,422	219,189

On May 21, 2007, TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 330.9 million at pre-delivery payment operations (pre-delivery payment – PDP) made to Boeing for the delivery or 4 777 – 300 ERS with firm purchase orders and delivery scheduled for 2008. At March 31, 2008, the balance of this loan is R$ 578,843.

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$117.1 million at pre-delivery payments for 30 Airbus aircrafts contracted with the manufacturer with firm purchase orders and deliveries scheduled between 2008 to 2010. On March 31, 2008, the outstanding loan totaled R$ 127,308.

The Company is subject to certain obligations under loan agreements, such as compliance with certain financial indices, limits to issue financial debt, and priority in the repayment of loans. At March 31, 2008, the Company complied with all such covenants.

13 Leases Payable - Consolidated

		Monthly
	Financial charges	payments with
	(weighted average)	final due date in	03.31.2008	12.31.2007

Foreign currency

Airbus A319/A320 engines	6 month LIBOR + 1.5% p.a (6.7 p.a.)	2015	27,780	29,536
	1 month LIBOR + 1.5% p.a. (3.2 p.a.)	2017	7,743	8,088
Airbus A330 engines and
spare parts	1 month LIBOR + 1.5% p.a. (4.3% p.a.)	2010	3,180	3,785
Refinancing of operational	1 month LIBOR + 1.3% to 1.9% p.a. (7.3% p.a.)	2021	17,947	17,813
lease installments	6 month LIBOR + 0.7% to 2.3% p.a. (12.7% p.a.)	2020	35,690	42,397
	3 month LIBOR + 0.03% to 2.5% p.a. (18.6% p.a.)	2022	15,632	19,342
	Fixed interest 1.1% p.a.	2015	14,756	5,152

			122,728	126,113

Current			(78,205)	(72,917)

Non-current			44,523	53,196

The lease obligations above are secured by letters of guarantee issued by the Company and deposits in guarantee.

04.01 – Explanatory notes

Non-current maturities are as follows:

Year	03.31.2008	12.31.2007

2009	17,947	23,023
2010	5,981	7,755
2011	5,430	5,754
2012	4,886	5,151
2013	3,769	4,162
After 2013	6,510	7,351

	44,523	53,196

14 Commitments

(a) Ordinary operating lease agreement – Consolidated

TLA has liabilities arising under transactions contracted and aircraft leases of the simple operating type. The amounts corresponding to these lease commitments are not reflected in the balance sheet because the agreements do not include purchase options for the aircraft subject to the lease agreements by TLA or any related subsidiary. Leased aircrafts include: 6 Fokkers-100, 15 Airbus A319, 71 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340 and 3 MD-11 (12.31.2007 - 10 Fokkers-100, 15 Airbus A319, 70 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340 and 3 MD-11). These agreements have an average term of 110 months and are denominated in U.S. dollars plus LIBOR The cost of aircraft leases, recognized in the consolidated statement of income in the item “Costs of services rendered”, totaled R$ 215,774 for the quarter ended March 31, 2008 (03.31.2007 – R$ 219,588), equivalent to US$ 123,363 thousand (03.31.2007 – US$ 104,144 thousand).

For most of the operations the Company offered letters of guarantee issued by the Company or deposits in guarantee.

In addition, to meet the payment conditions set forth in the agreement, promissory notes were offered, guaranteed by the Company, totaling US$ 48,418 thousand on March 31, 2008 (12.31.2007 – US$ 49,222 thousand).

04.01 – Explanatory notes

Future disbursements due on these agreements (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

			In thousands of
			US dollars

	Financial charges (weighted average)	Monthly payments with final payment in
			03.31.2008	12.31.2007

Airbus A319	1 month LIBOR + 1.3% to 1.9% p.a. (4.4% p.a.)	2020	133,450	145,298
	3 month LIBOR + 1.6% p.a. (5.5% p.a.)	2010	10,064	12,403
	6 month LIBOR + 1.5% p.a. (6.1% p.a.)	2020	147,424	151,497

Airbus A320	Fixed interest 4.0% p.a.	2014	159,101	170,237
	1 month LIBOR + 1.3% to 1.9% p.a. (4.8% p.a.)	2022	379,030	396,923
	3 month LIBOR + 0.03% to 2.8% p.a. (5.7% p.a.)	2022	724,701	763,685
	6 month LIBOR + 0.7% to 2.3% p.a. (5.1% p.a.)	2017	424,338	426,429

Airbus A321	3 month LIBOR + 0.03% to 1.7%a.a (5.9% p.a.)	2019	155,722	159,499

Airbus A330	Fixed interest 4.6% to 5.6% p.a. (5.2% p.a.)	2020	197,935	203,816
	3 month LIBOR + 0.03% to 1.7% p.a (6.0% p.a.)	2019	216,794	222,275
	6 month LIBOR + 1.25% to 2.1% p.a (5.8% p.a.)	2017	400,082	425,145

Airbus A340	Fixed payment US$850.000	2015	141,100	143,350

Fokker 100	Fixed interest 1.1% to 2.0% p.a. (1.5% p.a.)	2008	1,695	1,836
	6 month Libor (5.4% p.a.)	2008	1,147	2,167

Boeing MD-11	Fixed payment US$399.000	2008	7,182	11,172

Airbus Engines	Fixed interest 0.9% to 1.0% p.a. (1.0% p.a.)	2014	15,546	18,201

			3,115,311	3,255,933

Future disbursements due by year are as follows:

	In thousands of US dollars

Year	03.31.2008	12.31.2007

2008	451,532	472,983
2009	319,122	429,475
2010	402,563	406,876
2011	387,736	390,464
2012	350,598	351,922
After 2012	1,203,760	1,203,213

	3,115,311	3,255,933

04.01 – Explanatory notes

(b) Commitments for future aircraft leases

i. Airbus:

In 1998, TLA signed an agreement to purchase Airbus aircraft, and the last aircraft was delivered in February 2008

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, 16 of which to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321).

In 2006 the Company finalized the contract to acquisition a further 37 Airbus aircraft (31 aircraft norrow body family A320 and 6 A330) for delivery by 2012. The options of the contract above, were transferred to this contract.

On June 28, 2007, the Company also executed a Memorandum of Understanding signaling its intention to purchase 22 Airbus A350XWB models 800 and 900, with 10 more options will be delivered between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the others will be delivered in 2011, is related to the agreement signed at the end of 2006.

In 2007, TLA executed a 6-year operational leasing agreement with Air Canada for 2 Airbus A340 500, which were delivered in the last quarter of 2007.

ii. Boeing:

In 2006, the Company contracted the purchase of 4 Boeing 777-300 ER with 4 more options for the same aircraft, which were exercised in 2007. The Company now has eight firm orders contracted with Boeing for that type of aircraft, for delivery starting in 2008.

The Company and Boeing also executed a short-term leasing agreement for 3 aircraft MD-11, which will serve as a bridge loan until the delivery of the 4 Boeing 777-300 ER in 2008.

15 Reorganization of the Fokker 100 Fleet - Consolidated

As a result of the process of reorganizing its Fokker 100 fleet, on December 19, 2003, TLA terminated 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a consequence, TLA agreed to pay a contractual penalty in 30 consecutive quarterly installments, with due dates between April 2004 and July 2011, in the original amount of R$ 94,188, fully recorded in the income for that period. Guarantee letters were offered by the Company.

TLA also negotiated the extension of due date of certain installments due by the date of execution of the referred agreement, in the original amount of R$ 49,599.

These aircraft, as of the date of the referred agreement up to their actual redelivery, are contracted under the ordinary operating leasing mode.

On March 31, 2008, the total amount of the commitment was R$ 49,720 (12.31.2007 – R$ 53,024), equivalent to US$ 28,426 thousand (12.31.2007 – US$ 29,935 thousand), R$ 12,165 of which (12.31.2007 – R$ 11,501) is classified in current liabilities.

Non-current maturities have the following breakdown:

	Consolidated

Year	03.31.2008	12.31.2007

2009	10,341	13,963
2010	15,627	15,825
2011	11,587	11,735

	37,555	41,523

16 Advances from ticket sales - Consolidated

On March 31, 2008, the accounting balance of the item “Advances from ticket sales” in the amount of R$ 723,808 (12.31.2007 – R$ 791,546), which is represented by 2,792,992 (12.31.2007 – 2,698,341) ticket coupons sold but not yet used.

17 Provision for contingencies and judicial deposits – Consolidated

(a) Contingent Liabilities

Management of Company and subsidiaries recorded provisions for contingencies classified as probable loss, according to avaliação from the Company’s outside legal counsel. On March 31, 2008 and December 31,2007, the total amount of provisions and the judicial deposits related to the matters being challenged in court are summarized below:

		Additions		Write-offs

			Monetary	Transfer to
Descriptrion	12.31.2007	New claims	restatement	current/Reversal	Payments	03.31.2008

Provision for contingencies
IRRF	12,673		173			12,846
PIS and COFINS (i)	396,532	4,722	6,093	(32,019)		375,328
Additional tariff (ii)	323,691	13,256	7,507			344,454
Staff fund (iii)	71,552	5,021	1,131			77,704
Labor	12,811			(252)		12,559
Civil	22,658	2,159			(128)	24,689
Other	4,796	12,512				17,308

Total	844,713	37,670	14,904	(32,271)	(128)	864,888

Judicial deposits	(75,017)	(1,259)			798	(75,478)

Total	769,696	36,411	14,904	(32,271)	670	789,410

(i) It refers to the discussion about the constitutionality of the change in the PIS tax base and the increase in the COFINS rate and calculation basis , introduced under Law nº 9,718/98. Judicial deposits were made for certain months, and for the others TLA is backed by court measures. These amounts, net of judicial deposits, are updated according to the variation in the SELIC rate.

On November 9, 2005, the Federal Supreme Court ruled that the increase in the tax base was unconstitutional. During the first quarter of 2007, the Company was successful in obtaining favorable ruling in one lawsuit that enabled the reversal of the provision in the amount of R$ 7,560, R$ 3,496 of which were recorded as administrative expenses and R$ 4,064 directly in the financial result. On March 31, 2008, five lawsuits were yet to be judged .

(ii) It refers to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA’s management, based on the opinion of its outside tax counsel, is challenging the constitutionality of this collection, and the non-payment is backed by a court order.

(iii) Corresponds to the collection of 2.5% on the payroll montly, aimed at private social service and professional qualification entities. TLA, based on the opinion of its outside tax counsel, is challenging the constitutionality of this collection, and the non-payment is backed by a court order.

The Company and its subsidiaries are involved in other fiscal, labor and civil lawsuits involving possible risk of losses, according to the opinion of its legal counsel, in the estimated amount of R$ 558,914 (12.31.2007 - R$ 423,125).

(b) ICMS

(i) On December 17, 2001 the Federal Supreme Court ruled that revenues deriving from domestic and international air passenger transportation, as well as from international air cargo transportation, were no longer subject to ICMS.

ICMS is still levied on domestic air cargo transportation revenue. On March 31, 2008, the provision kept by the Company totaled R$ 5,750 (03.31.2007 – R$ 7,543), recorded in “Taxes tariffs and contribution”. On March 31, 2008, the installments due in more than one year totaled R$ 130 (03.31.2007 – R$ 167), classified in the item “Other accounts payable”.

(ii) The collection of certain ICMS payments made from May,1989 to May, 1994 were later ruled to have been unconstitutional. TLA has filed several actions for refund of overpayment, in several states of the Country. However, the Company will only recognize the credits involved, estimated at approximately R$ 55.000, and their final restatement, at such time as the financial recovery of this right has been confirmed by court decisions.

(c) Contingent Assets

(i) Compensation for fare insufficiency

TLA filed a lawsuit against the Federal Government pleading indemnity for economic-financial unbalance in its air transportation concession agreement for fare insufficiency. The unbalance purpose of that cause took place in the period from 1988 to 1993, when the fares were regulated by the Federal Government.

In April 1998, the lawsuit was ruled in the Company’s favor by the Federal Justice, and an indemnity of R$ 245,000 was determined based on a calculation made by an expert. This amount is subject to interest on arrears as of September 1993, and monetary restatement as of November 1994. The First Panel of the Higher Court of Justice accepted the special appeal filed by the Company determining that the Federal Court of Appeals judge the merit of the appeal without intervention from the Public Attorney’s Office.

Management has not recognized in the financial statements any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance.

(ii) Additional airport tariffs ATAERO

TLA filed a claim for advance custody addressing the legality of the extra airport tariffs ATAERO, which levies at the rate of 50% on the tariff amount. On March 31, 2008, the amount under discussion totaled approximately R$ 552,219 (12.31.2007 - R$ 525,716), not recognized in the accounting records.

18 Debentures

			Nominal
Date	Series	Quantity	value – R$	03.31.2008	12.31.2007

TAM
August 01, 2006	exclusive	50,000	10,000	508,350	523,147

TLA
April 22, 2003	first	473,006	100		4,308
April 22, 2003	second	222,835	100		2,029
May 16, 2003	third	177,165	100	1,059	2,675

		873,006		1,059	9,012

				509,409	532,159

Current				(9,409)	(32,159)

Non Current				500,000	500,000

The Company and TLA are subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits to issue financial debt, and priority in the repayment of debentures. At March 31, 2008 and December 31, 2007, all these covenants were complied with.

TAM

At a meeting held on July 7, 2006, the Board of Directors approved the issuance for public distribution of simple, nominative, non-convertible debentures of the unsecured type (with no guarantee or preference), with personal guarantee provided by the subsidiary TLA.

The debentures have a nominal value of R$ 10 and a term of six years, and the payment terms call for three successive, annual payments, the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by the Clearing House for the Custody and Financial Settlement of Securities (“CETIP”).

TLA

At the Extraordinary General Meeting held on April 7, 2003 the shareholders approved the private issuance of non-convertible, nominative debentures, without the issuance of warrants or certificates, with nominal value of R$ 100.00 (hundred reais) each, totaling three series. Each series falls due 60 months as of the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP). The credit rights are represented by travel agencies and held at Itaú Bank, received on the 24th of each month, in amounts considered sufficient to settle the monthly installments.

19 Senior Notes – Consolidated

On April 25, 2007, TAM Capital concluded the offer of senior bonds in the total amount of US$ 300 million with interest of 7.375%, paid half-yearly and with final or sole maturity in 2017, by means of a transaction abroad exempt from CVM filing. The Company opted to register the securities with the Securities and Exchange Commission (“SEC”) on October 30, 2007.

At March 31, 2008, this commitment amounted to R$ 541,392 (12.31.2007 – R$ 538,466), equal to US$ 309,526 thousand (12.31.2007 – US$ 303.995 thousand), of which interest of R$ 16,662 (12.31.2007 – R$ 7,076) is classified in current assets.

20 Income tax and social contribution - Consolidated

(a) Reconciliation of income tax and social contribution benefit (expense)

	Consolidated

	03.31.2008	03.31.2007

Consolidated income before income tax and social contribution	20,700	89,044
Rates - %	34%	34%

Expenses with income tax and social contribution	(7,038)	(30,275)
Income tax and social contribution on permanent additions (exclusions)	(11,007)	664

	(18,045)	(29,611)

Income tax and social contribution
Current	(10,611)	(47,200)
Deferred	(7,434)	17,589

	(18,045)	(29,611)

The above statement reflects the transactions of the Company, TLA and Fidelidade, since Mercosur, as prescribed by the legislation of the country where it operates, is subject to income tax directly on gross sales.

(b) Breakdown of deferred income tax and social contribution assets

	Consolidated

	03.31.2008	12.31.2007

Accumulated tax losses	4,766	3,556
Accumulated negative bases of social contribution	2,944	2,508
Temporary differences in the calculation of taxable income	221,410	227,301

Total	229,120	233,365

Current	(39,596)	(37,950)

Non current	189,524	195,415

The temporary differences are basically related to provisions for contingencies, allowance for doubtful accounts and exchange rate variations.

Deferred outstanding taxes resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Instruction 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation grounded in a technical feasibility study.

(c) Deferred income and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded on March 31, 2008 and December, 31 2007 is net of income and social contribution tax charges incurring on that increment, calculated on aircraft turbines and property. The referred deferred taxes were calculated based on the rates estimated for taxation and totaled R$ 50,514 on March 31, 2008 (12.31.2007 - R$ 50,861).

21 Stockholders’ equity

(a) Authorized capital

On March 31, 2008 and December 31, 2007, the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common and preferred shares, upon resolution of the Board of Directors.

(b) Subscribed capital

At March 31, 2008 and December 31, 2007 it is comprised of 150,585,147 book-entry shares, 59,791,955 of which are common shares and 90,793,192 are preferred shares.

The common shares confer to their holder the right to vote in general meetings.

The preferred shares do not have the right to vote, except in certain matters, while the Company is listed on BOVESPA’s Level 2; however, they have priority in the distribution of dividends and in capital reimbursement, without any premium, in case the Company is liquidated, and the right to participate, under the same terms as the common shares, in the distribution of any benefits to shareholders.

As per the Adhesion Agreement executed with BOVESPA, the Company has a three-year period, as of June 13, 2005, to comply with the requirement to have a free float of 25% of this shares. Since August, 2007 the free float has been 53.85% (unaudited).

(c) Treasury stocks

The Board of Directors, at a meeting held on January 30, 2008, in accordance with CVM Instructions 10/80 and 268/97, approved a new program to repurchase Company shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program, up to four million (4,000,000) preferred shares will be repurchased.

At March 31, 2008, the Company had repurchased 153,000 preferred shares, kept in treasury, at the average cost of R$ 31.21 totalizing R$ 4,776.

The market value of shares, based on the most recent exchange quotations prior to the closing of the quarter at March 31, 2008, is R$ 33,32 per shares, for preferred shares.

(d) Capital reserve – Share premium account

The premium on the subscription of shares is allocated to all stockholders equally.

(e) Revaluation reserve (Note 11(b))

The amount from the revaluation reserve constituted in previous years, proportional to the depreciation on the revalued permanent assets, was transferred to the “retained earnings/accumulated losses” item, and on March 31, 2008, totaled R$ 687 (03.31.2007 - R$ 1,406). Out of the total reserve, R$ 30,099 (12.31.2007 – R$ 33,034) corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction 197/93, the tax charges on the revaluation reserve, which on March 31, 2008 amounted to R$ 50,514 (12.31.2007 - R$ 50,861), are recognized in the income as the reserve is realized.

(f) Retained profit reserve

In compliance with article 196 of the Corporate Law, the remaining installment of the distribution net profit and other statutory allocations are earmarked to this reserve to comply with the 2008 capital budget, as well as to the Company’s working capital, aiming at future investments in the leasing of additional aircraft.

(g) Stock Option Plan

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the shareholders approved the Company’s Stock Option Plan. The Board of Director is responsible for defining and managing the referred plan.

The Board of Directors has allocated for this plan a total of 1,735,316 preferred shares referring to the 1st, 2nd, and 3rd grants, and 230,000 preferred shares for the extraordinary grant, as follows:

				Special
	1st grant	2nd grant	3rd grant	grant

Date	December 28, 2005	November 30, 2006	December 14, 2007	September 27, 2007

Number of shares	715,255	239,750	780,311	230,000
Exercise price – R$ per share	14.40	43.48	39.67	39.72
Readjustment index	IGPM	IGPM	IGPM	IGPM

In accordance with the rules of the Company’s Stock Option Plan, and in conformity with the Extraordinary Stockholder´s Meeting held on May 16, 2005, the maximum share-dilution limit for the company’s shareholders has been set at 2% (two percent). At the meeting of the Board of Directors held on August 29, 2007, the advanced exercise of 21,806 call options for purchase of non-par preferred shares was authorized, of which 16,140 shares referred to the first grant, and 5,666 shares to the second grant, at issuance prices of R$15.21 and R$44.38 per share respectively. In both grants, the exercise price is restated at the IGPM, from the granting date up to the date of the financial statements. On November 30, 2007 these shares were subscribed.

Changes are summarized as follows:

		Weighted average of
	Stock options	price in the period – R$

Outstanding as of December 31, 2006	955,005	22.35

Granted	1,010,311	39.44
Exercised	(21,806)	22.79

Outstanding as of December 31, 2007	1,943,510	25.60

Outstanding as of March 31, 2008	1,943,510	31.86

In conformity with the accounting practices adopted in Brazil, the Company does not record expenses with remuneration by means of call options. Had the company recorded them, based on the fair value of the options on the granting date, net income would have been increased by R$ 4,984 as of March 31, 2008 (March 31, 2007 – R$ (362)) and shareholders´ equity would have been decreased by R$ 12,365 (December 31, 2007 – R$(17,349)).

22 Gross revenue segmentation - Consolidated

The Company utilizes its segmented gross revenue information by type of service rendered and by region, as follows:

(a) By type of service rendered

					Horizontal
					variation
	03.31.2008%		03.31.2007%		(%)

Domestic revenue
Schedule - Passenger	1,275,013	54.3	1,038,989	54.3	22.7
Charter - Passenger	45,544	1.9	53,656	2.8	-15.1
Cargo	94,039	4.0	81,917	4.3	14.8

	1,414,596	60.3	1,174,562	61.4	20.4

International revenue
Schedule - Passenger	610,902	26.0	502,627	26.3	21.8
Charter - Passenger	2,405	0.1	3,346	0.2	-28.1
Cargo	120,398	5.1	74,764	3.9	61.0

	733,705	31.3	580,737	30.4	26.3

Other operating revenue
Partnerships with TAM Loyalty Program	90,061	3.8	69,654	3.6	29.3
Travel and tourism agencies	12,039	0.5	4,203	0.2	>100.0
Expired tickets and other	96,511	4.1	84,166	4.3	14.7

	198,611	8.5	158,023	8.2	25.7

Gross operating revenue	2,346,912	100.0	1,913,322	100.0	22.7

(b) By geographic location of the Company’s destinations

					Horizontal
					variation
	03.31.2008%		03.31.2007%		(%)

Brazil	1,613,207	68.7	1,332,585	69.6	21,1
Europe	326,363	13.9	236,840	12.4	37,8
North America	212,476	9.1	226,076	11.8	-6,0
South America (excluding Brazil)	194,866	8.3	117,821	6.2	65,4

	2,346,912	100.0	1,913,322	100.0	22.7

23 Breakdown of the main groups of costs and expenses - Consolidated

	03.31.2008						03.31.2007

		Expenses

	Cost of services rendered		General and administrative	Directors' Fees
		Selling			Total	%	Total	%

Personnel	337,312	33,045	27,692	4,661	402,710	18.0	267,740	15.3
Fuel	844,804				844,804	37.7	570,249	32.7
Depreciation and amortization	20,908	258	10,291		31,457	1.4	27,008	1.5
Maintenance and repairs (except personnel)	95,306				95,306	4.2	104,851	6.0
Aircraft insurance	12,855				12,855	0.6	8,510	0.5
Take-off, landing and navigation aid charges	123,274				123,274	5.5	99,256	5.7
Leasing of aircraft, engine and equipment	218,751	1,338	2,392		222,481	9.9	225,153	12.9
Third party services	32,070	32,718	74,742		139,530	6.2	137,874	7.9
Selling and marketing		241,726			241,726	10.8	187,309	10.7
Other	83,327		45,219		128,546	5.7	117,825	6.8

	1,768,607	309,085	160,336	4,661	2,242,689	100.0	1,745,775	100.0

24 Financial result– Consolidated

	Parent Company		Consolidated

	03.31.2008	03.31.2007	03.31.2008	03.31.2007

Financial income
Yield from investments	11,411	19,544	55,059	70,506
Exchange variation	1	226	55,337	5,385
Other	3		5,966	11,838

	11,415	19,770	116,362	87,729

Financial expenses
Interest expense	(13,623)	(16,056)	(58,196)	(41,423)
Financial instrument losses			(1,670)	(14,255)
Exchange Variation	(411)	(981)	(62,216)	(21,003)
Other	(76)	(185)	(2,969)	(8,637)

	(14,110)	(17,222)	(125,051)	(85,318)

Financial result, net	(2,695)	2,548	(8,689)	2,411

25 Employee benefits

(a) Supplementary pension plan

In the past, TLA sponsored three pension benefit supplementation plans, called TAM Prev – Plan I offering “defined benefits”, and TAM Prev – Plans II and III, offering “defined contributions”. On November 21, 2006, the Supplementary Pension Secretary (SPC) approved the migration of pension plans I, II and II to a new type of free benefits plan (PGBL) managed by an independent institution. Plan I participants were given the option to transfer to a benefit generating plan (FGB) with guaranteed benefits on retirement.

On September 30, 2007, the Company and Bradesco Vida e Previdência entered into an agreement through which the value of the continual benefits to the 5 remaining participants of Plan I will be maintained with the same conditions of the previous plan, and the risk inherent to the stage of benefit granting is the sole responsibility of Bradesco Vida e Previdência.

All other participants previously migrated to PGBL.

(b) Profit sharing

In accordance with the annual union agreement, the Company’s Management will pay a share of its profits in case it reaches certain performance indicators established according to the annual budget. Consequently, Management recorded as “Salaries and payroll charges”, related to the exercise ended March 31, 2008, the provision for payment of this benefit in the amount of R$ 8,321 (03.31.2007 – R$ 5,455 ).

26 Insurance coverage - Consolidated

Our subsidiaries contract insurance coverage for amounts above the minimum mandatory levels deemed necessary for the coverage of occasional accidents, in view of the nature of their assets and operational risks. On March 31, 2008, based on the aircraft fleets of TLA and Mercosur, our insurance coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$1.5 billion.

The Brazilian Government, through Law 10,744 of October 9, 2003, and Decree nº 5,035 of April 5, 2004, has committed to match civil liability damages payable to third parties which the Company may be required to pay as a result of war or terrorist attack. This Law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent to US$1 billion.

The Company maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements directly made with and paid to the victims’ families by the insurance company. As of March 31, 2008, nearly 60 indemnifications were paid to families of the victims and another 37 are under negotiation with the Company’s insurance firm. Management understands the insurance coverage of these liabilities adequate to cover all related costs. The Company has not incurred additional or unexpected expenses outside the scope of the insurance agreement which end up being of TAM’s direct responsibility.

The subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from robbery, fire, flooding, electrical damage or other similar events affecting our equipment, facilities, vehicles or other property.

27 Financial instruments - Consolidated

(a) General provisions

According to the established hedge policy, the Company and subsidiaries carries out transactions involving derivatives in order to protect itself from its main foreign exchange variation risks in dollar-denominated income and expenses and from fuel price volatility. In addition, temporary cash surpluses are applied in line with the group’s investment policy, which is continuously reviewed by the treasury, which adapts it to the market, seeking to increase returns with the lower possible risks.

The management of these financial instruments is made by means of pre-established policies, taking into account liquidity, profitability and the risk/return of each position. The control policy consists in permanently monitoring the contracted rates against current market rates. The Company and subsidiaries does not invest in derivatives or any other high-risk assets of a speculative nature.

The Company and it´s subsidiaries, in order to align with the best corporate governance practices, registered their applications for mark-to-market, (MTM). The operations’s MTM is included in the Company’s financial result.

(i) Risk from the price of fuel

Fuel price is one of the main components of financial risk for airline companies. It is exposed to effects from variations in the price of oil (WTI) and its derivatives, (such as JET Fuel 54, known as the aircraft fuel). The available and net contract the TLA considers closet reflects to JET Fuel 54 prices for coverage effects is the oil contract (WTI).

The fuel consumed during the quarter ended March 31, 2008 represented approximately 37.7% (12.31.2007 – 32.2%) of the main costs and expenses (Note 23).

On March 31, 2008, the volume of the contracted operations with variable maturities up to February 2009, was 5,390 thousand barrels (12.31.2007 – 5,500 thousand barrels with variable maturities up to November 2008), representing 41% of next twelve months.

(ii) Foreign exchange rate risk

This risk is related to possible foreign exchange rate variation, affecting the financial expense or income and the outstanding liability or asset balances pegged to a foreign currency. Part of this risk is mitigated by the fact that the subsidiaries operates overseas and revenues from these transactions are denominated in foreign currency. The current hedge contracting policy is based on protecting a percentage of net cash disbursements in other currencies in subsequent periods.

The Company and subsidiaries contracts financial operations with derivatives, aimed mainly at protecting itself from foreign currency resulting from fuel acquisition, contracting engine maintenance services and financing agreements with the purpose of expanding/maintaining its operational activities. On March 31, 2008 there were no operations in foreign currency, by decision of the Company´s Risk Committee.

(iii) Interest rate risk

This risk arises from possible losses or gains as a result of fluctuations in the interest rates that are applied to the Company and subsidiaries liabilities (funding) and assets (investments) in the market.

To minimize possible impacts from interest rate fluctuations, the Company and subsidiaries has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

(iv) Credit risk

Credit risk arises from the possibility of the Company and subsidiaries not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations.

To reduce this risk, the Company and subsidiaries has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balance (mainly from travel agencies). With respect to financial investments, the Company only invests in institutions with low credit risk, as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial Investments

These are represented mainly by investments in funds designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds, with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as CDI.

(c) Investments

The subsidiaries TLA, Mercosur, TP Participações, TAM Capital, TAM Financial 1 and TAM Financial 2 are closely-held companies, and, therefore, there is no information available to evaluate their fair market values.

(d) Market value of financial instruments

The estimated value of financial instruments as of March 31, 2008 is similar to their market value, as a result of the maturities or the frequent adjustments to the prices of these instruments, as follows:

	Parent Company		Consolidated

	Accounting	Market	Accounting	Market

Liabilities
Term loan			1,006,773	1,210,480
Debentures	508,350	506,684	509,409	507,743
Bonds			541,392	429,294

	508,350	506,684	2,057,574	2,147,517

The market value of financial assets and short and long-term financings, when applicable, was determined by applying the current interest rate available for operations with similar conditions and remaining maturities.

28 TAM Loyalty Program - Consolidated

On March 31, 2008, the TAM Loyalty Program carried 2,575,652 (12.31.2007 – 2,400,632) (unaudited) one way domestic trip tickets earned by its clients but not redeemed. The TLA currently records the incremental costs, i. e., the additional cost per transported passenger, when it is incurred.

For the quarter ended March 31, 2008, 367,320 (03.31.2007 — 207,350) free tickets were granted and used by our clients.

On March 31, 2008, the provision for the program’s future liabilities was approximately R$ 21,122 (12.31.2007 - R$ 20,614). The base to calculate the provision is achieved by means of an estimate of the amount of courtesy miles flown by other airlines, the amount of points already accrued converted into courtesy miles, a provision for expired points not converted into tickets and appreciated by the incremental costs of board service , fuel, insurance and boarding pass.

The points earned by our clients through the TAM Loyalty Program are valid for two years for the conversion into tickets. This limits the growth of the program’s cost, which tends to stabilize in relation to the number of passengers transported.

29 Cash flows

	Parent Company		Consolidated

	03.31.2008	03.31.2007	03.31.2008	03.31.2007

Cash flows from operating activities
Income for the quarter	2,551	59,180	2,551	59,180
Adjustments to reconcile net income to cash
generated (used) by operating activities
Depreciation and amortization			31,457	27,008
Deferred income tax and social contribution	(1,646)		7,434	(17,589)
Provision for contingencies			5,271	38,520
Equity in investments	(4,304)	(57,634)
Goodwill amortization		179		179
Residual value of permanent asset sold			7,853	604
Monetary and foreign exchange rate variations and
net interest	13,622	16,055	51,703	41,930
Other provisions			2,003	(4,113)
Minority interest			104	253

(Increase) decrease in assets
Accounts receivable			(87,771)	(159,066)
Inventories			(10,540)	(10,598)
Taxes recoverable	(226)	(1,724)	16,085	(41,762)
Prepaid expenses	40	80	57,748	8,067
Prepaid aircraft			(132,788)	(225,391)
Deposits in guarantee			35,921	(18,766)
Deferred income tax and social contribution		6	(3,536)	3,514
Judicial deposits			(461)	(3,453)
Advances to aircraft maintenance			(82,028)	(23,576)
Others	80		25,169	29,665

Increase (decrease) in liabilities
Suppliers			(44,220)	61,246
Salaries and social charges	28	(9)	35,371	(46,919)
Advance from ticket sales			(67,738)	11,529
Taxes and tariffs payable	28	12	42,300	7,331
Leases payable			169	(3,016)
Provision for income tax and social contribution
payable		106	(10,170)	41,693
Associated companies and subsidiaries
Other accounts payable	(1)	1	(6,642)	(18,344)

Net cash generated (used) by operating activities	10,172	16,252	(124,755)	(241,874)

	Parent Company		Consolidated

	03.31.2008	03.31.2007	03.31.2008	03.31.2007

Cash flow from investments activities
Acquisition of property, plant and equipment			(105,451)	(30,344)
Intangible increase			(5,587)

Net cash used in investment activities			(111,038)	(30,344)

Cash flows from financings activities
Capital increase
Share repurchase	(4,776)		(4,776)
Dividends paid		(137,104)		(137,104)
Loans and financing
Acquisition			280,182	390,027
Payment (interests included)			(377,737)	(359,924)
Leases
Payment (interests included)			(5,874)	(3,171)
Debentures
Acquisition
Payment (interests included)	(28,419)	(34,805)	(36,538)	(44,788)

Net cash used by financing activities	(33,195)	(171,909)	(144,743)	(154,960)

Net decrease in cash and cash equivalents and financial
investments	(23,023)	(155,657)	(380,536)	(427,178)

Cash and cash equivalents and financial investments at the
end of the quarter	488,742	512,994	2,226,341	2,025,800
Cash and cash equivalents and financial investments at the
beginning of the quarter	511,765	668,651	2,606,877	2,452,978

Variation in cash and cash equivalents and financial
investments	(23,023)	(155,657)	(380,536)	(427,178)

30 Added Value

	Parent Company		Consolidated

	03.31.2008	03.31.2007	03.31.2008	03.31.2007

Revenues
Sales of services			2,346,912	1,913,322
Allowance for doubtful accounts			2,003	(5,479)
Non-operating			10,876	5,671

			2,359,791	1,913,514

Inputs acquired from third parties
Costs of services rendered			(988,779)	(660,457)
Material, electricity, third-party services and other	(355)	(327)	(465,737)	(457,494)

	(355)	(327)	(1,454,516)	(1,117,951)

Gross added value	(355)	(327)	905,275	795,563

Retentions
Depreciation and amortization			(31,457)	(27,008)
Amortization of goodwill in subsidiaries		(179)		(179)

Net added value produced by the entity	(355)	(506)	873,818	768,376

Received as transference
Equity in earnings of subsidiaries	4,304	57,634
Financial income	11,415	19,770	116,362	87,729

Total added value to distribute	15,364	76,898	990,180	856,105

Distribution of added value:
Personnel and social charges	(294)	(379)	(345,091)	(237,557)
Taxes, charges and contributions	1,591	(253)	(296,654)	(254,442)
Leases		(49)	(222,485)	(225,153)
Interest and exchange rate variations	(14,110)	(17,037)	(123,399)	(79,773)

Profit Retention	2,551	59,180	2,551	59,180

Board Of Director´s:

Maria Cláudia Oliveira Amaro Demenato
Chairman

Mauricio Rolim Amaro
Vice – Chairman

Members:
Adalberto de Moraes Schettert
Alexandre Gonçalves Silva
Luiz Antônio Correa Nunes Viana Oliveira
Marcos Adolfo Tadeu Senamo Amaro
Pedro Pullen Parente
Waldemar Verdi Júnior

Management:

David Barioni Neto
CEO

Líbano Miranda Barroso
CFO and Investor Relations Officer

Executive Officers:

José Wagner Ferreira
Paulo Cezar Bastos Castello Branco
Jorge Gabriel Isaac Filho
Fernando Sporleder Junior

Controllership/Accountant:

Renê Santiago dos Santos
Manager of the Accountancy Department
Accountant CRC 1 SP 241.282/O -5

* * *

05.01 – Coments of performance in quarter

Performance

TAM S.A. presents its comments on performance for the first quarter on a consolidated basis with the operations of subsidiaries TAM Linhas Aéreas S.A, Transportes Aéreos del Mercosur S.A.and others, which provide air transport services.

See comments on consolidated performance in specific table.

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 03/31/08	4 – 12/31/07
1	Total assets	6,388,829	6,542,961
1.01	Current assets	4,703,463	5,029,641
1.01.01	Cash and banks	2,226,341	2,606,877
1.01.01.01	Cash and banks	117,070	134,873
1.01.01.02	Financial investments	2,109,271	2,472,004
1.01.02	Receivables	1,023,696	937,928
1.01.02.01	Trade accounts receivable	1,023,696	937,928
1.01.02.01.01	Trade accounts receivable	1,023,696	937,928
1.01.03	Inventories	173,011	162,471
1.01.04	Other	1,280,415	1,322,365
1.01.04.01	Taxes recoverable	70,932	87,017
1.01.04.02	Advances to aircraft manufacturers	923,374	864,440
1.01.04.03	Deferred income tx and social contribution	39,596	37,950
1.01.04.04	Prepaid expenses	93,624	151,372
1.01.04.05	Aircraft insurance and other	31,194	44,515
1.01.04.06	Other receivables	121,695	137,071
1.02	Long-term receivables	1,685,366	1,513,320
1.02.01	Sundry receivables	810,527	710,209
1.02.01.01	Other credits	753,229	656,668
1.02.01.01.01	Deposits in guarantee	120,666	161,488
1.02.01.01.02	Deferred income tax and social contribution	189,524	195,415
1.02.01.01.03	Judicial deposits	75,478	75,017
1.02.01.01.04	Advances to aircraft manufacturers	167,693	105,115
1.02.01.01.05	Advances for aircraft maintenance	199,868	119,633
1.02.01.02	Related parties	0	0
1.02.01.03	Other	57,298	53,541
1.02.01.03.01	Other receivables	57,298	53,541
1.02.02	Permanent assets	874,839	803,111
1.02.02.01	Investments	70	70
1.02.02.01.04	Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other	70	70
1.02.02.02	Property and equipment	856,026	789,885
1.02.02.03	Intangible	18,743	13,156

1 - Code	2 - Description	3 – 03/31/08	4 – 12/31/07
2	Total liabilities and stockholders' equity	6,388,829	6,542,961
2.01	Current liabilities	2,562,826	2,751,980
2.01.01	Loans and financing	826,556	954,065
2.01.01.01	Loans and financing	748,351	881,148
2.01.01.02	Leases	78,205	72,917
2.01.02	Debentures	9,409	32,159
2.01.03	Suppliers	382,636	426,856
2.01.04	Taxes, charges and contributions	373,429	295,759
2.01.04.01	Salaries and social charges	272,079	236,708
2.01.04.02	Taxes and tariffs	101,350	59,051
2.01.05	Dividends payable	72,616	72,616
2.01.06	Provisions	9,909	20,079
2.01.06.01	Provision for income tax and social contribution	9,909	20,079
2.01.07	Payables to related parties	0	0
2.01.08	Other	888,271	950,446
2.01.08.01	Advance ticket sales	723,808	791,546
2.01.08.02	Reorganization of Fokker 100 fleet	12,165	11,501
2.01.08.03	Senior notes	16,662	7,706
2.01.08.04	TAM Loyalt Program	21,122	20,614
2.01.08.05	Other accounts payable	114,514	119,709
2.02	Long-term liabilities	2,333,838	2,296,695
2.02.01	Long-term liabilities	2,322,739	2,285,596
2.02.01.01	Loans and financing	302,945	272,385
2.02.01.01.01	Loans and financing	258,422	219,189
2.02.01.01.02	Leases	44,523	53,196
2.02.01.02	Debentures	500,000	500,000
2.02.01.03	Provisions	864,888	844,713
2.02.01.03.01	Provision for contingencies	864,888	844,713
2.02.01.04	Payables to related parties	0	0
2.02.01.06	Other	654,906	668,498
2.02.01.06.01	Deferred income tax and social contribution	50,514	50,861
2.02.01.06.02	Reorganization of Fokker 100 fleet	37,555	41,523
2.02.01.06.03	Other payables	524,730	531,390
2.02.01.06.04	Senior Notes	42,107	44,724
2.02.02	Deferred income	11,099	11,099
2.03	Minority interest	2,733	2,629
2.04	Stockholders' equity	1,489,432	1,491,657

1 - Code	2 - Description	3 – 03/31/08	4 – 12/31/07
2.04.01	Paid-up capital	675,497	675,497
2.04.02	Capital reserves	102,855	102,855
2.04.03	Revaluation reserves	134,447	135,134
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	134,447	135,134
2.04.04	Revenue reserves	573,395	578,171
2.04.04.01	Legal	40,231	40,231
2.04.04.02	Statutory	0	0
2.04.04.03	Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retention of profits	537,940	537,940
2.04.04.06	Special for undistributed dividends	0	0
2.04.04.07	Others	(4,776)	0
2.04.04.07.01	Treasury stock	(4,776)	0
2.04.05	Accumulated deficit	3,238	0
2.04.06	Future capital increase	0	0

07.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 – 01/01/08 to 03/31/08	4 – 01/01/08 to 03/31/08	5 – 01/01/07 to 03/31/07	6 - 01/01/07 to 03/31/07
3.01	Gross sales and/or services revenue	2,346,912	2,346,912	1,913,322	1,913,322
3.01.01	Air transportation revenue - national	1,414,596	1,414,596	1,174,562	1,174,562
3.01.02	Air transportation revenue - international	733,705	733,705	580,737	580,737
3.01.03	Other operating sales and/or services revenues	198,611	198,611	158,023	158,023
3.02	Deductions	(86,656)	(86,656)	(79,310)	(79,310)
3.03	Net sales and/or services revenue	2,260,256	2,260,256	1,834,012	1,834,012
3.04	Cost of sales and/or services	(1,768,607)	(1,768,607)	(1,353,103)	(1,353,103)
3.04.01	Cost of services rendered	(1,768,607)	(1,768,607)	(1,353,103)	(1,353,103)
3.05	Gross profit	491,649	491,649	480,909	480,909
3.06	Operating expenses/income	(483,170)	(483,170)	(397,536)	(397,536)
3.06.01	Selling	(309,085)	(309,085)	(266,419)	(266,419)
3.06.02	General and administrative	(164,997)	(164,997)	(126,253)	(126,253)
3.06.02.01	Directors´ fees	(4,661)	(4,661)	(11,664)	(11,664)
3.06.02.02	Other general and administrative expenses	(160,336)	(160,336)	(114,589)	(114,589)
3.06.03	Financial	(8,689)	(8,689)	2,411	2,411
3.06.03.01	Financial income	116,362	116,362	87,729	87,729
3.06.03.02	Financial expenses	(125,051)	(125,051)	(85,318)	(85,318)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(399)	(399)	(7,275)	(7,275)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating results	8,479	8,479	83,373	83,373
3.08	Non-operating results	12,221	12,221	5,671	5,671
3.08.01	Income	13,594	13,594	7,644	7,644

07.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 – 01/01/08 to 03/31/08	4 – 01/01/08 to 03/31/08	5 – 01/01/07 to 03/31/07	6 - 01/01/07 to 03/31/07
3.08.02	Expenses	(1,373)	(1,373)	(1,973)	(1,973)
3.09	Profit (loss) before taxes and profit sharing	20,700	20,700	89,044	89,044
3.10	Provision for income tax and social contribution	(10,611)	(10,611)	(47,200)	(47,200)
3.11	Deferred income tax	(7,434)	(7,434)	17,589	17,589
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(104)	(104)	(253)	(253)
3.15	Net income (loss) for the period	2,551	2,551	59,180	59,180
	Number of shares (thousand), excluding treasury stock	150,432	150,432	150,563	150,563
	Net income per share	0,01696	0,01696	0,39306	0,39306

08.01 - Comments on Consolidated Performance

TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), leader in the Brazilian market of aviation, announces the reports its fisrt quarter results for 2008 (1Q08). Operational and financial data, except where indicated, are presented second accounting practices issued by the Brazilian Legislation, the CVM rules, standards, accounting adopted by IBRACON and Plan of Auditors prepared by ANAC simply summarized as BRGAAP and in Reais (R$).Comparisons are made with the information the 1st quarter of 2008 (1Q08) and the 1st quarter 2007 (1Q07).

1 Main operating and financial highlights

Operational Performance

Domestic Operations

•	TAM reached 50,0% average market share in 1Q08.

•	ASKs (capacity) increased 14,2% in 1Q08 compared to 1Q07 as a result of the increase in the operating fleet of 16 A320 and 3 A321, compensated by 13 F100 reduction and other 3 in redelivery and the reduction in block hours by aircraft from 13,0 hours/day to 12,6 hours/day (total operation).

•	RPKs (demand) increased 14,6% in 1Q08 compared to 1Q07.

•	TAM’s domestic load factor increased to 70,9% in 1Q08, compared to 70,7% in 1Q07.

International Operations

08.01 - Comments on Consolidated Performance

•	TAM reached 67,7% average market share in 1Q08.

•
ASKs (capacity) increased 49,7% in 1Q08, due to the increase of 2 A340 and 2 A330 into our international operating fleet allowing the beginning of long haul daily flights to Frankfurt and Madrid. In South America we started daily flights to Caracas and Montevideo through the increase in the narrow body fleet in the region.

•	RPKs (demand) increased 61,3% comparing 1Q08 with 1Q07.

•	TAM’s international load factor increased 5,6p.p. to 76,8% in 1Q08 compared to 71,2% in 1Q07.

Financial Performance

•	Total CASK increased by 2,1% in 1Q08 compared to 1Q07, and CASK excluding fuel decreased 5.5%.

•	EBIT and EBITDAR margins of 0,8% and 12% respectively.

•	Net income of R$ 2,6 million, a positive margin of 0,1%.

•	Our total cash and cash equivalents equalled R$ 2,226 million.

•	Return on Equity (ROE) of 4.9%

•	Return on Assets (ROA) of 1.1%

08.01 - Comments on Consolidated Performance

2 Operational performance

2.1 Main operation indicators

			1st quarter

	2008	2007	Variation (%)

Total
Passengers transported (thousand)	7,552	6,665	13.3
RPK (million)	10,103	7,769	30.0
ASK (million)	13,799	10,967	25.8
Load factor - %	73.2	70.8	2.4 p.p.
Break-even load factor (BELF) - %	72.6	67.5	5.2 p.p.
Average tariff (R$)	256	240	6.8
Flight hours	126,326	111,872	12.9
Kilometers flown by aircraft (million)	75,447	65,628	15.0
Liters of fuel (million)	500,779	402,576	23.4
Aircraft utilization (hours per day)	12.6	13.0	-3.3
Landings	67,540	64,337	5.0
Stage Length	1,117	1,020	9.5
Total number of employees	21,885	16,665	31.3
- TAM Linhas Aéreas	20,957	15,815	32.5
- TAM Mercosur	712	660	7.9
- TAM Fidelidade	216	190	13.7
WTI-NY end (NYMEX) (in US$/Barrel)	105.42	60.74	73.6
End of period exchange rate	1.7491	2.0504	-14.7

Domestic Market
Paid passengers transported (thousand)	6,386	5,847	9.2
RPK domestic (million)	5,963	5,203	14.6
RPK scheduled domestic (million)	5,523	4,722	17.0
ASK domestic (million)	8,406	7,363	14.2 p.p.
ASK scheduled comestic (million)	7,902	6,806	16.1
Domestic Load factor - %	70,9	70,7	0.3 p.p.
Market Share - %	50,0	48,4	1.6 p.p.
International Market²
Paid passengers transported (thousand)	1,165	818	42.5
RPK international (million)	4,140	2,566	61.3
RPK scheduled international (million)	4,121	2,541	62.2
ASK international (million)	5,393	3,603	49.7
ASK scheduled international (million)	5,361	3,566	50.3
International Load factor - %	76.8	71.2	5.6 p.p.
Market Share - %**	67.7	62.9	4.8 p.p.

08.01 - Comments on Consolidated Performance

2.2.1 Fleet

						1st quarter

Model	Capacity	In Operation		Redelivery		Total

		2008	2007	2008	2007	2008	2007

MD-11	289 seats	3	3			3	3
A340	267 seats	2				2
A330	223 seats	12	10			12	10

Total Wide Body		17	13			17	13
A321	220 seats	3				3
A320	156 / 174 seats	71	55			71	55
A319	144 seats	15	15			15	15
F-100	108 seats	3	16	3	2	6	18

Total Narrow Body		92	86	3	2	95	88

Total		109	99	3	2	112	101

				1st quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2008	2007	(%)	2008	2007	(%)

Operational Income	17.01	17.45	-2.5	2,346.9	1,913.3	22.7
Flight revenue	15.57	16.01	-2.7	2,148.3	1,755.3	22.4
Domestic	9.57	9.96	-4.0	1,320.6	1,092.6	20.9
International	4.44	4.61	-3.7	613.3	506.0	21.2
Cargo	1.55	1.43	8.8	214.4	156.7	36.9
Other operating sales and/or services
revenues	1.44	1.44	-0.1	198.6	158.0	25.7
Sales deductions and taxes	(0.63)	(0.72)	-13.2	(86.7)	(79.3)	9.3

Net operational income	16.38	16.72	-2.1	2,260.3	1,834.0	23.2

Cost of services and operational
expenses
Fuel	(6.12)	(5.20)	17.7	(844.8)	(570.2)	48.1
Selling and marketing expenses	(1.75)	(1.71)	2.6	(241.7)	(187.3)	29.1
Aircraft and equipment leasing	(1.61)	(2.05)	-21.5	(222.5)	(225.2)	-1.2
Personnel	(2.92)	(2.44)	19.5	(402.7)	(267.7)	50.4
Maintenance and reviews (except
personnel)	(0.69)	(0.96)	-27.8	(95.3)	(104.9)	-9.1
Outsourced services	(1.01)	(1.26)	-19.6	(139.5)	(137.9)	1.2
Landing and take-off and navigation
charges	(0.89)	(0.91)	-1.3	(123.3)	(99.3)	24.2
Depreciation and amortization	(0.23)	(0.25)	-7.4	(31.5)	(27.0)	16.5

08.01 - Comments on Consolidated Performance

Aircraft insurance	(0.09)	(0.08)	20.1	(12.9)	(8.5)	51.1
Others	(0.93)	(1.07)	-13.3	(128.5)	(117.8)	9.1

Total cost of services and operational
expenses	(16.25)	(15.92)	2.1	(2,242.7)	(1,745.8)	28.5

Gross profit	0.13	0.80	-84.2	17.6	88.2	-80.1

Financial income (expense)	(0.06)	0.02	-386.5	(8.7)	2.4	-460.5
Other operating expenses. Net		(0.07)	-95.6	(0.4)	(7.3)	-94.5

Operating income (loss)	0.06	0.76	-91.9	8.5	83.4	-89.8
Non-operating results, net	0.09	0.05	71.3	12.2	5.7	115.5

Income (loss) before income and
social contribution taxes	0.15	0.81	-81.5	20.7	89.0	-76.8
Income tax and social contribution	(0.13)	(0.27)	-51.6	(18.0)	(29.6)	-39.1

Income (loss) before minority
interest	0.02	0.54	-96.5	2.7	59.4	-95.5
Minority interest				(0.1)	(0.3)	-58.7

Net income (loss) for the period	0.02	0.54	-96.6	2.6	59.2	-95.7

3 Coments on the numbers of the first quarter of 2008 are on BRGAAP ,except as indicated

			1st quarter

	2008	2007	Variation (%)

RASK (cents)(1) (2)	16.38	16.72	-2.0
Load Factor - %	73.2	70.8	2.4 p.p.
Yield (cents of reais)(1) (3)	23.23	24.63	-5.7

RASK scheduled domestic (cents)	15.37	14.54	5.7
Domestic Load factor - %	69.9	69.4	0.5 p.p.
Yield Scheduled Domestic (cents of reais)	23.09	22.00	5.0

RASK scheduled Internacional (cents)	11.39	14.07	-19.0
International Load factor - %	76.9	71.3	5.6 p.p.
Yield Scheduled International (cents of reais)	14.82	19.78	-25.1
Yield Scheduled International (cents of USD)	8.47	9.65	-12.2

1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

08.01 - Comments on Consolidated Performance

Gross operating revenue

Our gross operating revenue increased 22,7% to R$ 2.346,9 million in 1Q08 compared to R$ 1.913,3 million in 1Q07. The total Yield decreased 5,7% to R$ 23,23 cents in the 1Q08 compared to R$ 24,63 cents in 1Q07, mainly due to the appreciation of the Real vs. Dollar of 14,7% - causing a reduction in the international revenues converted to Reais and the reduction in the average tariff even more diluted by the increased of 9,5% in the average stage length. Our total demand (RPK) increased 30,0% and our supply (ASK) increased 25,8% resulting in an increase of 2,4 p.p. in the average load factor to 73,2% in 1Q08. Other gross revenue per ASK decreased 0,1% in 1Q08. Total RASK (taxes net) decreased 2,0% to R$ 16,38 cents, compared to 16,72 Real cents in 1Q07.

Gross domestic passenger revenue (including scheduled and charter passengers) increased 20,9% to R$ 1.320,6 million in 1Q08, compared with R$ 1.092,6 million in 1Q07. Domestic scheduled yield increased 5,0% from R$ 22,00 cents in 1Q07 to R$ 23,09 cents in 1Q08, domestic demand (in RPK terms) increased 14,6% while the increase in the domestic supply (in ASK terms) was 14,2%, an increase in the domestic load factor of 0,3 p.p., resulting in a 5,7% increase in the RASK scheduled domestic reaching R$ 15,37 cents in 1Q08 compared to R$ 14,54 cents in 1Q07.

Gross international passenger revenue (including scheduled and charter passengers) increased 21,2% to R$ 613,3 million in 1Q08, compared with R$ 506,0 million in 1Q07. The yield scheduled international decreased 25,1% to R$ 14,82 cents in 1Q08 from R$ 19,78 cents in 1Q07. In dollar terms, yield scheduled international decreased 12,2% to US$ 8,47 cents in 1Q08 from US$ 9,65 cents in 1Q07. The decreased in the yield scheduled international was mainly due to the appreciation of the Real vs. Dollar of 14,7% and beginning of daily flights in the end of 2007 to Caracas, Montevideo, Frankfurt, and Madrid (that usually are launched with promotional fares) and also by the increase in the average stage length. Our international demand increased 61,3% and the international supply increased 49,7% resulting in a load factor increase of 5,6 p.p. reaching 76,8% from 71,2% in 1Q07. In consequence of the decrease in yield scheduled international partially compensated by the increase in load factor, the RASK scheduled international decreased 19,0% from R$ 14,07 cents in 1Q07 to R$ 11,39 cents in 1Q08.

Gross cargo revenue (domestic and international) increased 36,9% to R$ 214,4 million in 1Q08 compared with R$ 156,7 million in 1Q07 due to the increase in our international capacity and the substitution of the F-100s by A320 family aircraft in the domestic market, resulting in more cargo space available.

Other gross revenue increased 25,7% to R$ 198,6 million in 1Q08, compared with R$ 158 million in 1Q07, primarily due to the increase on Loyalty program revenues from R$ 69,7 million in 1Q07 to R$ 90,1 million in 1Q08.

Sales deductions and taxes

Sales deductions and taxes increased 9,3% to R$ 86,7 million in 1Q08, compared with R$ 79,3 million in 1Q07, due to the increase in the domestic flights revenues in 20,9%, which is the taxes and deductions basis of calculation.

08.01 - Comments on Consolidated Performance

Net operating revenue

Our net operating revenue increased 23,2% to R$ 2.260,3 million in 1Q08, compared with R$ 1.834,0 million in 1Q07.

RASK comparative:

			1st quarter

	2008	2007	Variation (%)

CASK (cents of reais )	(16.25)	(15.92)	2.1
CASK exceto combustível (cents of reais )	(10.13)	(10.72)	(5.5)

Cost of services and operational expenses and CASK

Our cost of services and operating expenses increased by 28,5% to R$ 2.242,7 million in 1Q08, compared to R$ 1.745,8 in 1Q07. The increase in cost of services and operating expenses is mainly due to the increase in fuel, selling and marketing expenses, personnel, landing, take-off and navigational charges and aircraft insurance. The cost of services and operational expenses by ASK (CASK) increased 2,1% from 15,92 Real cents in 1Q07, to 16,25 Real cents in 1Q08, mainly due to the increase in fuel, personnel and aircraft insurance, partially offset by reduction in the outsourced services costs, aircraft and equipment leasing, maintenance and repairs and also to the appreciation of the Real exchange rate of 14,7%. The CASK excluding the fuel costs decreased 5,5% in 1Q08 compared to 1Q07.

Fuel costs increased 48,1% to R$ 844,8 million in 1Q08, compared with R$ 570,2 million in 1Q07 due to the 24,4% increase in litres consumed and due to the average cost per litre increase of 19,1% partially offset by a higher participation in fuel supplying in the international market, the increased of 9,5% in the average stage length and the economy of tankering program. Fuel costs by ASK increased 17,7%.

Sales and marketing expenses increased 29,1% to R$ 241,7 million in 1Q08, compared to R$ 187,3 million in 1Q07. Sales and marketing expenses represented 10,7% of total net revenues in 1Q08 against 10,2% in 1Q07, an increase of 0,5 p.p.. The main reason was the increase in the international sales (passenger and cargo) which has higher commercial costs, offset by the end of domestic commission costs paid to travel agents, according to agreement signed with ABAV (Brazilian Association of Travel Agents), since mid January. Sales and marketing expenses per ASK increased 2,6%.

Aircraft and equipment leasing costs decreased by 1,2% to R$ 222,5 million in 1Q08, compared to R$ 225,2 million in 1Q07, mostly due to the 14,7% appreciation of the Real against the US dollar and better leasing fees related to the Company’s better financial position and by the return of 12 Fokker 100 partially compensated by the increase of 16 aircraft A320, 3 A321, 2 A330 and 2 A340. Aircraft and equipment leasing costs by ASK decreased 21,5%.

Personnel costs increased by 50,4% to R$ 402,7 million in 1Q08, compared to R$ 267,7 million in 1Q07, principally due to the 31,3% increase in headcount from 16.665 to 21.885 in 1Q08 vs. 1Q07, respectively, due to the incorporation of the national stations in the end of 1Q07, in addition to the technical crew (pilots and co-pilots) compensation alignment. Personnel costs per ASK increased 19,5%.

08.01 - Comments on Consolidated Performance

Maintenance and repairs (except personnel) costs decreased 9,1% to R$ 95,3 million in 1Q08, compared to R$ 104,9 million in 1Q07, mainly due to the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 14,7%, compensated by the increase in our total flown hours in 12,9% and the increase in our fleet. Costs with maintenance and repairs (except personnel) by ASK decreased 27,8%.

Outsourced services increased by 1,2% to R$ 139,5 million in 1Q08, compared to R$ 137,9 million in 1Q07. Outsourced services by ASK decreased 19,6% due to the incorporation of the national stations in the end of 1Q07 and the appreciation of the Real against the US dollar of 14,7% reducing the costs with international stations and the international distribution.

Landing, take-off and navigation charges increased 24,2% to R$ 123,3 million in 1Q08, compared to R$ 99,3 million in 1Q07, due to the increase of 5,0% in take-offs and 15,0% in flown kilometres and the increase in international flights, which costs are higher than domestic ones, offset by the appreciation of the Real of 14,7%. Landing, take-off and navigation charges by ASK decreased 1,3%.

Depreciation and amortization costs increased 16,5% to R$ 31,5 million in 1Q08, compared with R$ 27,0 million in 1Q07, mainly due to the new additions of R$ 95 million in the fixed assets of the Company, due to the increase of flight equipments, computers and peripherals related to our growth during the period from 1Q07 to 1Q08. The depreciation and amortization expense by ASK decreased 7,4%.

Aircraft insurance increased 51,1% to R$ 12,9 million in 1Q08 compared to R$ 8,5 million in 1Q07, mainly due to the increase in the number of passengers transported in 13,3% in 1Q08 vs. 1Q07 and by the net increase of 14 aircraft into our fleet compared to 1Q07, partially offset by the appreciation of the Real against the US dollar of 14,7%. The costs of aircraft insurance by ASK increased 20,1%.

Other expenses increased by 9,1% to R$ 128,5 million in 1Q08 compared with R$ 117,8 million in 1Q07, mainly due to increase in our operations of 25,8%, increase in general and administrative expenses, and operating costs in international bases. Other operational expenses by ASK decreased 13,3%.

Net financial result

Our net financial result reached negative result of R$ 8,7 million in 1Q08, compared with a positive result of R$ 2,4 million in 1Q07, mainly due to losses with FX variation and less income with financial applications, partially offset by gains with fuel hedge.

Net non-operating results

Net non-operating results reached a positive result of R$ 12,2 million in 1Q08, compared with a positive result of R$ 5,7 million in 1Q07.

08.01 - Comments on Consolidated Performance

Income tax and social contribution

Income tax and social contribution had an expenses of R$ 18 million in 1Q08, compared to expenses of R$ 29,6 million in 1Q07, due to provisions ocurred during the year.

Net Income

Our net income reached R$ 2,6 million in 1Q08, compared with net income of R$ 59,2 million in 1Q07, as a result of the matters above discussed representing a reduction of 3,1 p.p. in margin, from a positive margin of 3,2% in 1Q07 to a positive margin of 0,1 in 1Q08.

EBIT

EBIT margin was 0,8%, reaching R$ 17,6 million in 1Q08, compared to R$ 88,1 million in 1Q07, representing a decreased in the margin of 4 p.p.. The EBIT reduction was a consequence of the increased 2,1% in CASK and of the 2,0% RASK reduction.

EBITDAR

EBITDAR margin was 12%, reaching R$ 271,5 million in 1Q08, compared to R$ 340,4 million in 1Q07, representing a decrease in the EBITDAR margin of 6,5 p.p. in 1Q08 given the facts above mentioned

08.01 - Comments on Consolidated Performance

	1st quarter

	2008	2007	Variation %

BR GAAP (In millions of R$)
Net income before minority interest	2,655	59,433	-96%

Income tax and social contribution	18,045	29,611	-39%
Financial result, net	8,689	(2,411)	460%
Non-operating result, net	(12,221)	(5,670)	116%
Other operating expenses, net	399	7,096	-94%

EBIT	17,567	88,059	-80%

Depreciation and amortization	31,457	27,007	16%
Goodwill amortization in subsidiary		179	-100%

EBITDA	49,024	115,246	-57%

Rental - Leasing	222,485	225,153	-1%

EBITDAR	271,508	340,399	-20%

Net revenue	2,260,256	1,834,012	23%

Margins:
EBIT	0.8	4.8	-4.0p.p.
EBITDA	2.2	6.3	-4.1p.p.
EBITDAR	12.0	18.6	-6.5p.p.

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)			9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)

01	TAM - LINHAS AÉREAS S.A.	02.012.862/0001-60	Unlisted subsidiary	100.00	100.00
Industrial, commercial and other companies			2.604.602	2,604,602

02	TRANSPORTES AÉREOS DEL MERCOSUR S.A.	. . / -	Unlisted subsidiary	94.98	94.98
Industrial. commercial and other companies			87.653	87.653

10.01 – Characteristics of public or private issue of debentures

1 – ITEM	01
2 – Order no.	01
3 – CVM registration no.	CVM/SRE/DEB/2006/033
4 – DATe of CVM registration	09/12/2006
5 – Series issued	01
6 – Issue type	SIMPLE
7 – Type of issue	PUBLIC
8 – Date of issue	08/01/2006
9 – Due date	08/01/2012
10 – Type of debenture	Non-preference
11 – Current remuneration	104.5% of DI
12- Premium/ Discount
13 – Nominal value (REAIS)	10.000.00
14 – Amount issued (thousands of REAIS )	500.000
15 - Quantity of titles issued (units)	50.000
16 – Titles in circulation (units)	50.000
17 – Titles in Treasury (units)	0
18 – Titles re-purchased (units)	0
19 – Titles converted (units)	0
20 – Titles still to be placed (units)	0
21 – Date of last interest rate adjustment
22 – Date of next event

16.01 - Other Information Considered Relevant by the Company

1 Breakdown of TAM’s Shareholders’

						03.31.2008

		Ordinary	Preference			Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM
Empreendimentos e
Participações S.A.	50,562,373	84.56	19,010,614	20.94	69,572,987	46.21
Agropecuária Nova
Fronteira Ltda	79,516	0.13	-	-	79,516	0.05

Total controlling
group	50,641,889	84.69	19,010,614	20.94	69,652,503	46.26

Treasury.stocks			153,000	0.17	153,000	0.10
Mercado (Free Float)	9,150,066	15.31	71,629,578	78,89	80,779,664	53.64

Capital Total	59,791,955	100.00	90,793,192	100,00	150,585,147	100.00

On March 31, 2008 the Fiscal Council wasn´t introduce.

Shares belonging to members of the Board of Director´s and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preferential			Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Director´s	6	100.0	2	100.0	8	100.0

	6	100.0	2	100.0	8	100.0

16.01 - Other Information Considered Relevant by the Company

Below we set out below the shareholders who own more than 5% of the voting capital in March, 31 2008 – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.
Included in block of control
	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	3,633,772	2.96
Maria Cláudia Oliveira Amaro Demenato	52,068,517	42.49
Maurício Rolim Adolfo Amaro	52,068,517	42.49
João Francisco Amaro	11,545,956	9.42
Treasury Stocks	3,216,284	2.64

Total	122,533,046	100.00

Agropecuária Nova Fronteira Ltda
Included in block of control
		Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

16.01 - Other Information Considered Relevant by the Company

						03.31.2007

		Ordinary	Preference			Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos
e Participações S.A.	58,180,635	97.31	20,370,935	22.44	78,551,570	52.17
Aerosystem S.A. Empr. e
Participações	1,515,656	2.53	2,073,881	2.28	3,589,537	2.38
Agropecuária Nova
Fronteira Ltda	79,516	0.13			79,516	0.05

Total controlling group	59,775,807	99.97	22,444,816	24.73	82,220,623	54.61

(Mercado)Free float	16,148	0.03	68,326,570	75.27	68,342,718	45.39

Total Capital	59,791,955	100.00	90,771,386	100.00	150,563,341	100.00

Shares belonging to members of the members Board of Director´s and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preference			Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of directors	6		2		8
Fiscal Council	-		-		-

	6		2		8

On August 27, 2007, TAM Empreendimentos e Participações S.A. has incorporated Aerosystem S.A. Empr. e Participações, based on an independent appraisal report issued by independent experts.

16.01 - Other Information Considered Relevant by the Company

As part of our wish to show exemplary standards of governance. below we set out the shareholders who own more than 5% of the voting capital in March 31, 2007 – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.

		Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,057,199	0.76
Maria Cláudia Oliveira Amaro Demenato	51,209,658	36.92
Maurício Rolim Adolfo Amaro	51,209,658	36.92
Marcos Adolfo Tadeu Senamo Amaro	20,695,287	14.92
João Francisco Amaro	11,312,879	8.16
Treasury Stocks	3,216,284	2.32

Total	138,700,965	100.0

Agropecuária Nova Fronteira Ltda

		Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

16.01 - Other Information Considered Relevant by the Company

Aerosystem S.A. Empr. e Participações

		Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Noemy Almeida
Oliveira Amaro	94,900	50.00	168,132	49.99	263,032	50.00
Maria Cláudia
Oliveira Amaro
Demenato	31,633	16.66	56,044	16.66	87,677	16.66
Maurício Rolim
Amaro	31,634	16.67	56,044	16.66	87,678	16.67
Marcos Adolfo Tadeu
Senamo Amaro	31,633	16.66	56,045	16.67	87,678	16.66
João Francisco Amaro	23	0.01	53	0.02	76	0.01

Total	189,823	100.00	336,318	100.00	526,141	100.00

2 Disputes

The Company has included a clause in its Statutes which obliges it to use the Market´s Arbitration Chamber in case of disputes.

17.01 - Report on the Special Review - Without Exception

Report of Independent Accountants
on Limited Review

To the Board of Directors and Stockholders
TAM S.A.

1 We have carried out limited review of the accounting information included in the Quarterly Information (ITR) of TAM S.A. for the quarter ended March 31, 2008 comprising the balance sheets, statements of income, statements of cash flows, statements of added value, the performance report and the notes. This information is the responsibility of the Company's management.

2 Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the Brazilian Securities Commission (CVM) regulations applicable to the preparation of Quarterly Information, including CVM Instruction 469/08.

4 As mentioned in Note 2 (q), Law No. 11638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This Law amended, revoked and introduced new provisions to Law No. 6404/76 (Brazilian Corporation Law) and will change the accounting practices adopted in Brazil. Although the mentioned law is already effective, the main changes introduced by it depend on regulations to be issued by the regulatory agencies to be fully applied by the companies. Accordingly, during this phase of transition, the CVM, through its Instruction 469/08, permitted the non-application of the provisions of Law 11638/07 in the preparation of the Quarterly Information (ITR). Accordingly, the accounting information included in the Quarterly Information for the quarter ended March 31, 2008 has been prepared in accordance with specific instructions from the CVM and does not include the changes in accounting practices introduced by Law 11638/07.

5 The Quarterly Information (ITR) also includes accounting information for the quarter ended December 31, 2007. We have audited this information on the occasion of its preparation, in connection with the audit of financial statements for that date, for which we issued an unqualified opinion on March 28, 2008.

6  The Quarterly Information (ITR) also includes comparative accounting information for the quarter ended March 31, 2007. The Quarterly Information for this period was reviewed by other independent auditors, who issued an unqualified report dated May 9, 2007.

São Paulo, May 12, 2008

PricewaterhouseCoopers	Carlos Alberto de Sousa
Auditores Independentes	Contador CRC 1RJ 056561/O-0 “S” SP
CRC 2SP000160/O-5

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 – Code	2 – Description	3 – 01/01/08 to 03/31/08	4 - 01/01/08 to 03/31/08	5 – 01/01/07 to 03/31/07	6 - 01/01/07 to 03/31/07
3.01	Gross sales and/or services revenue	2,298,272	2,298,272	1,870,821	1,870,821
3.01.01	Air transportation revenue – domestic	1,414,596	1,414,596	1,174,562	1,174,562
3.01.02	Air transportation revenue – international	687,381	687,381	538,275	538,275
3.01.03	Other operating sales and/or services revenues	196,295	196,295	157,984	157,984
3.02	Deductions	(86,500)	(86,500)	(78,576)	(78,576)
3.03	Net sales and/or services revenue	2,211,772	2,211,772	1,792,245	1,792,245
3.04	Cost of sales and/or services	(1,737,192)	(1,737,192)	(1,328,148)	(1,328,148)
3.04.01	Cost of services rendered	(1,737,192)	(1,737,192)	(1,328,148)	(1,328,148)
3.05	Gross profit	474,580	474,580	464,097	464,097
3.06	Operating expenses/income	(464,963)	(464,963)	(385,993)	(385,993)
3.06.01	Selling	(297,115)	(297,115)	(256,444)	(256,444)
3.06.02	General and administrative	(162,310)	(162,310)	(123,599)	(123,599)
3.06.02.01	Director´s Fees	(4,248)	(4,248)	(11,198)	(11,198)
3.06.02.02	Other expenses general and administrative	(158,062)	(158,062)	(112,401)	(112,401)
3.06.03	Financial	(5,140)	(5,140)	1,146	1,146
3.06.03.01	Financial income	103,674	103,674	70,278	70,278
3.06.03.02	Financial expenses	(108,814)	(108,814)	(69,132)	(69,132)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(398)	(398)	(7,096)	(7,096)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 – Code	2 – Description	3 – 01/01/08 to 03/31/08	4 - 01/01/08 to 03/31/08	5 – 01/01/07 to 03/31/07	6 - 01/01/07 to 03/31/07
3.07	Operating results	9,617	9,617	78,104	78,104
3.08	Non-operating results	12,405	12,405	4,247	4,247
3.08.01	Income	13,319	13,319	7,277	7,277
3.08.02	Expenses	(914)	(914)	(3,030)	(3,030)
3.09	Profit (loss) before taxes and profit sharing	22,022	22,022	82,351	82,351
3.10	Provision for income tax and social contribution	(10,611)	(10,611)	(47,088)	(47,088)
3.11	Deferred income tax	(9,081)	(9,081)	17,589	17,589
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	2,330	2,330	52,852	52,852
	Number of shares (thousand). excluding treasury stock	2,065	2,065	2.065	2.065
	Net income per share	1,12833	1,12833	25,59419	25,59419

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 – 01/01/08 to 03/31/08	4 - 01/01/08 to 03/31/08	5 – 01/01/07 to 03/31/07	6 - 01/01/07 to 03/31/07
3.01	Gross sales and/or services revenue	56,099	56,099	49,875	49,875
3.01.01	Air transportation revenue	46,324	46,324	42,462	42,462
3.01.02	Other operating revenue	9,775	9,775	7,413	7,413
3.02	Deductions	(156)	(156)	(734)	(734)
3.03	Net sales and/or services revenue	55,943	55,943	49,141	49,141
3.04	Cost of sales and/or services	(38,874)	(38,874)	(32,329)	(32,329)
3.04.01	Cost of services rendered	(38,874)	(38,874)	(32,329)	(32,329)
3.05	Gross profit	17,069	17,069	16,812	16,812
3.06	Operating expenses/income	(14,806)	(14,806)	(13,200)	(13,200)
3.06.01	Selling	(11,969)	(11,969)	(9,972)	(9,972)
3.06.02	General and administrative	(1,963)	(1,963)	(1,944)	(1,944)
3.06.02.01	Director´s Fees	(107)	(107)	(143)	(143)
3.06.02.02	Other expenses general and administrative	(1,876)	(1,876)	(1,801)	(1,801)
3.06.03	Financial. net	(854)	(854)	(1,284)	(1,284)
3.06.03.01	Financial income	2,001	2,001	1,149	1,149
3.06.03.02	Financial expenses	(2,855)	(2,855)	(2,433)	(2,433)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 – 01/01/08 to 03/31/08	4 - 01/01/08 to 03/31/08	5 – 01/01/07 to 03/31/07	6 - 01/01/07 to 03/31/07
3.07	Operating results	2,263	2,263	3,612	3,612
3.08	Non-operating results	(185)	(185)	1,423	1,423
3.08.01	Income	275	275	1,423	1,423
3.08.02	Expenses	(460)	(460)	0	0
3.09	Profit (loss) before taxes and profit sharing	(2,078)	(2,078)	5,035	5,035
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	2,078	2,078	5,035	5,035
	Number of shares (thousand). excluding treasury stock	88	88	88	88
	Net income per share	23,61364	23,61364	57,21591	57,21591

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor Relations Officer (Company Mail Address)	1
01	04	General Information/Independent Accountant	1
01	05	Capital Composition
01	06	Characteristics of the Company	2
01	07	Companies Excluded from the Consolidated Financial information	2
01	08	Dividends Approved and/or Paid	2
01	09	Subscribed Capital and Alterations in the Current Year	3
01	10	Investor Relations Officer	3
02	01	Balance Sheet - Assets	4
02	02	Balance Sheet - Liabilities and Stockholders' Equity	5
03	01	Statement of Operations	6
04	01	Explanatory Notes	8
05	01	Comments on Performance in Quarter	51
06	01	Consolidated Balance Sheet – Assets	52
06	02	Consolidated Balance Sheet - Liabilities and Stockholders' Equity	53
07	01	Consolidated Statement of Operations	55
08	01	Comments on Consolidated Performance	56
09	01	Investments in Subsidiary and/or Associated Companies	64
10	01	Characteristics of Public or Private Issues of Debentures	65
16	01	Other Information Considered Relevant by the Company	66
17	01	Report on Limited Reviews - Without Exception	71
		TAM - Linhas Aéreas S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	72
		Transportes Aéreos Del Mercosur S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	75/76

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.